                                                Filed Pursuant to Rule 424(b)(1)
                                                     Registration Nos. 333-09457
                                                                       333-06404
                                4,600,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ($.0001 PAR VALUE)

                                 --------------

Of  the shares of Common Stock ("Common Stock") offered hereby (the "Offering"),
3,658,860  shares  are  being  sold  by  Digital  Lightwave,  Inc.   ("Digital
  Lightwave"  or the  "Company") and  941,140 shares  are being  sold by the
    Selling  Stockholders  named   herein  under   "Principal  and   Selling
    Stockholders"  (the  "Selling  Stockholders").  The  Company  will not receive  any  of  the  proceeds  of  shares  sold  by  the  Selling
       Stockholders. Prior to the Offering, there has been no public market for the Common Stock. For information relating to the factors considered in determining the initial offering price to the public, see "Underwriting."

    The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "DIGL."

    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION
                                      WITH
    AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" ON PAGE 7 HEREIN.

THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
  EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED   UPON   THE   ACCURACY  OR   ADEQUACY   OF   THIS  PROSPECTUS.
       ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL   OFFENSE.

                                                                  UNDERWRITING                        PROCEEDS TO
                                                   PRICE TO      DISCOUNTS AND      PROCEEDS TO         SELLING
                                                    PUBLIC        COMMISSIONS        COMPANY(1)      STOCKHOLDERS
                                                --------------  ----------------  ----------------  ---------------
Per Share.....................................      $12.00           $0.84             $11.16           $11.16
Total(2)......................................   $55,200,000       $3,864,000       $40,832,878       $10,503,122

(1) Before deduction of expenses payable by the Company, estimated at $700,000.

(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 690,000 additional shares of Common Stock to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will be $63,480,000, Underwriting Discounts and Commissions will be $4,443,600, and Proceeds to Company will be $48,533,278.

    The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common Stock will be ready for delivery on or about February 11, 1997, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                                           FURMAN SELZ
                       Prospectus dated February 5, 1997.

[Graphic depicting transmission assets of the class of service providers described in the Prospectus and the points along the network at which the Company's existing products and a planned product could be utilized by network operators. At the far left side of the graphic there appears the Company's trademark "Technology to reach inside the light." At the far right side of the graphic there appears the Company's logo. On the reverse side of the inside front gatefold there is a photograph of the ASA 312 together with a description of certain features and functions offered by the product.]

    "Digital Lightwave," "Lightwave Management," "Technology to reach inside the light," "Network Information Computer," "Remote Access Agent," "Network Digital Assistant" and the rectangular design logo are trademarks of the Company for which registration has been applied. "ASA 312" is a trademark of the Company. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.
                                 --------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNT OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK OF THE COMPANY PURSUANT TO EXEMPTIONS FROM RULES 10B-6 AND 10B-7 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. CERTAIN TERMS CONTAINED HEREIN HAVE THE RESPECTIVE MEANINGS SET FORTH IN THE GLOSSARY AT PAGE G-1. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS: (I) GIVES EFFECT TO A TWO FOR THREE REVERSE SPLIT OF THE COMMON STOCK EFFECTED ON OCTOBER 31, 1996; AND (II) ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING."

                                  THE COMPANY

    Digital Lightwave develops, manufactures and sells advanced computer systems that provide information concerning the performance of lightwave telecommunications networks and transmission equipment. The Company believes that there is a growing need on the part of its customers, which include telecommunications service providers and network equipment manufacturers, to manage lightwave transmission of voice, data, image and video and to plan and implement fiber optic network expansion more effectively. The Company's product, the ASA 312, is a portable software-based Network Information Computer that is designed to outperform conventional hardware-based network test instruments. The ASA 312 is "user friendly," lightweight, compact and easily operated through a touch sensor over a full color display. The Company believes that the ASA 312 is the only integrated product that enables users to understand and process information, simultaneously and without interruption, from telecommunications networks utilizing: (i) the legacy T-Carrier protocol at rates DS-0, DS-1 and DS-3; (ii) the lightwave SONET protocol at rates OC-1, OC-3 and OC-12; and (iii) the lightwave ATM protocol.

    The Company has developed prototypes for a series of Remote Access Agents which are modular hardware/software platforms that are designed to provide network operators with real-time information concerning performance of the network segments where Remote Access Agents have been installed. The Remote Access Agents incorporate technology developed by the Company which includes advanced hardware technology that accesses bits in lightwave and legacy telecommunications transmissions, a non-blocking switch matrix that maps signals into different transmission speeds and protocols, and object-oriented software that controls user selectable features accessible through Windows OS, web browsers or other user environments.

    The Company began shipping the ASA 312 in February 1996. Through December 31, 1996, the Company had shipped more than 170 ASA 312 units to more than 25 customers, including: (i) InterExchange Carriers ("IXCs"), such as MCI Telecommunications Corp. ("MCI"); (ii) Regional Bell Operating Companies ("RBOCs"), such as Ameritech Corporation ("Ameritech"); (iii) Competitive Access Providers ("CAPs"), such as Brooks Fiber Properties, Inc. ("Brooks"); (iv) independent telephone companies, such as GTE Corp. ("GTE"); (v) network equipment manufacturers, such as Tellabs Operations, Inc. ("Tellabs"); (vi) equipment leasing companies, such as AT&T Capital Services Corp. ("AT&T Capital"); and (vii) private network operators, such as Bear Stearns & Co., Inc.

STRATEGY

    The Company has developed a growth strategy which is designed to increase its market share and expand distribution across a wide range of customers, the key elements of which are:

    -INCREASE DOMESTIC SALES.  The Company intends to increase sales of the  ASA
     312 by recruiting additional direct and internal sales staff to broaden its customer base and obtain repeat orders. In addition, the Company plans to introduce its Remote Access Agents into the existing domestic market for legacy network monitoring products and to obtain an early market position as a supplier of lightwave network monitoring products. Further, the Company intends to supplement its direct sales network with strategic OEM relationships with network equipment manufacturers.

    -COMMENCE INTERNATIONAL SALES. The Company believes that significant demand exists outside the United States for products such as the Company's Network Information Computers and Remote Access Agents and intends to design and develop versions of these products for international markets.

    -PROVIDE COMPREHENSIVE LIGHTWAVE MANAGEMENT SOLUTIONS. The Company believes that its Network Information Computers offer superior performance over competing products. The Company intends to build upon the core technology found in this product to develop a family of virtual switching products that the Company believes will position it as a leader in providing lightwave management solutions.

RECENT RESULTS

    For the three months ended December 31, 1996, the Company achieved sales of $3.0 million (unaudited), derived from shipments of 85 ASA 312 units and had a net income of $212,000 (unaudited). At year end, the Company had increased its staff to 89 full-time employees. Newly-hired employees include a Vice President, Engineering and an additional eight direct sales managers with substantial prior experience in the sale of telecommunications products. In January 1997, the Company produced prototypes of its Remote Access Agents which were placed in field trials with a private network operator.

                                 --------------

    The Company was incorporated in California on October 12, 1990 under the name Digital Lightwave, Inc., and reincorporated in Delaware on March 18, 1996 through its merger into a newly formed Delaware corporation. Unless the context otherwise requires, as used in this Prospectus the "Company" and "Digital
Lightwave" refer to the Company and its predecessor entity. The Company's principal executive offices are located at 601 Cleveland Street, Fifth Floor, Clearwater, Florida 34615; its telephone and facsimile numbers are 813.442.6677 and 813.442.5660; its eMail address is info@lightwave.com; and its URL is http://www.lightwave.com.

                                  THE OFFERING

Common Stock Offered by:
  The Company..........................  3,658,860 shares
  The Selling Stockholders.............  941,140 shares
    Total..............................  4,600,000 shares
Common Stock to be outstanding after
 the Offering..........................  26,177,777 shares (1)
Use of Proceeds........................  Working   capital,    retirement   of    short-term
                                         obligations  and other  general corporate purposes,
                                         including new  product  development,  expansion  of
                                         domestic  and  international  distribution channels
                                         and  possible   funding  of   the  acquisition   of
                                         complementary businesses, products or technologies.
                                         The  Company will not receive any proceeds from the
                                         sale of Common Stock by the Selling Stockholders.
Nasdaq National Market Symbol..........  DIGL

--------------
(1) Excludes 1,250,037 shares of Common Stock issuable upon the exercise of outstanding employee stock options and 3,749,963 shares of Common Stock reserved for issuance pursuant to employee stock options which may be granted in the future. See "Management--Option Plan."

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              NINE MONTHS
                                                     YEAR ENDED DECEMBER 31,              ENDED SEPTEMBER 30,
                                             ----------------------------------------  --------------------------
                                                 1993          1994          1995          1995          1996
                                             ------------  ------------  ------------  ------------  ------------
                                                                                       (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Sales....................................  $         --  $         --  $         --  $         --  $      3,037
  Gross profit.............................            --            --            --            --         1,885
  Operating income (loss)..................          (545)       (1,568)       (2,725)       (1,894)       (1,713)
  Net interest income (expense)............           (41)         (114)         (613)         (367)         (414)
  Net income (loss)........................  $       (587) $     (1,683) $     (3,334) $     (2,261) $     (2,320)
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
  Net income (loss) per share..............  $       (.01) $       (.04) $       (.08) $       (.06) $       (.11)
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
  Weighted average common shares
   outstanding (1).........................    41,044,921    41,044,921    39,443,614    41,044,921    21,829,235

                                                                                            SEPTEMBER 30, 1996
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                         ---------  --------------
                                                                                                     (UNAUDITED)
BALANCE SHEET DATA:
  Working capital......................................................................  $   2,263    $   42,396
  Total assets.........................................................................      6,055        45,438
  Total debt...........................................................................        750            --
  Total stockholders' equity...........................................................      3,237        43,370

--------------
(1) On November 30, 1995, 19,215,686 shares of Common Stock were purchased by the Company from a former stockholder pursuant to an option granted to the Company by the former stockholder in February 1995. See "Certain Transactions -- Transactions with Former Stockholder." Pursuant to the requirements of the Securities and Exchange Commission, Common Stock and stock options and warrants to purchase shares of Common Stock issued by the Company during the 12 months prior to the initial public offering date have been included in the calculation of the weighted average shares outstanding for all periods presented using the treasury stock method based upon the initial public offering price of $12.00 per share.

(2) Adjusted to reflect the sale of 3,658,860 shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company).

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THE ACCURACY OF WHICH IS SUBJECT TO MANY RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING RISK FACTORS.

LIMITED OPERATING HISTORY; CUMULATIVE LOSSES

    The Company was incorporated in October 1990 and commenced shipment of the ASA 312 in February 1996. Since its inception, the Company has incurred substantial costs to develop and enhance its technology, to create, introduce and enhance its product offerings, to establish marketing and distribution relationships, to recruit and train a sales and marketing group, and to build an administrative organization. As a consequence, the Company has incurred operating losses in each fiscal quarter through September 30, 1996. As of September 30, 1996, the Company has incurred cumulative losses of $8.5 million. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new, unproven and rapidly evolving markets. There can be no assurance that the Company will be successful in addressing such risks. The limited operating history of the Company makes the prediction of future results of operations difficult or impossible, and there can be no assurance that the Company will sustain growth or achieve profitability.

DEPENDENCE ON SINGLE PRODUCT; UNCERTAIN MARKET ACCEPTANCE OF PLANNED PRODUCTS

    The Company has to date derived all of its sales from its initial product, the ASA 312. The Company expects that sales of the ASA 312 will continue to account for a substantial portion of the Company's sales for the foreseeable future. The market for lightwave management products is in an early stage of development and there is uncertainty regarding the size and scope of the market. The Company's future performance will depend on increased sales of the ASA 312 and the successful development, introduction and market acceptance of new and enhanced products. In January 1997, prototypes of the Company's initial Remote Access Agents were placed in field trials by a private network operator, however, the Company has not yet had sales of this product. The occurrence of undetected software or hardware errors which frequently occur when new products are first introduced could result in the delay or loss of market acceptance of the Company's products and the loss of credibility with its customers, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Industry Development," "-- Technology," "-- Products," "-- Product Development" and "-- Competition."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCT INTRODUCTIONS

    The market for the Company's products is characterized by frequent new product introductions, rapidly changing technology and continued emergence of new industry standards, any of which could adversely affect sales of the Company's products or render the Company's existing products obsolete. The Company's success will depend upon its ability to develop, manufacture and sell, in a timely fashion, new products and enhancements to its existing products that meet changing customer requirements, gain market acceptance and satisfy emerging industry standards. There can be no assurance that the Company will be able to meet these objectives, and any failure to do so could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Technology," "-- Products," and "-- Product Development."

COMPETITION

    The market for the Company's products is intensely competitive and subject to rapid technological change, frequent product introductions with improved performance-to-price ratios and continued emergence of new industry standards. In addition to its current competitors, the Company anticipates that it will face competition from other companies as the market for its products grows and as it releases additional and enhanced products. Furthermore, many of the Company's large competitors offer customers a broader product line than the Company currently offers or can be expected to offer. Many of the Company's current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger installed bases, than the Company. Such companies may have a competitive advantage over the Company when selling similar products or alternative lightwave management solutions. Increased competition could result in significant price competition, reduced profit margins or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors. See "Business -- Competition."

SUBSTANTIAL INCREASE IN MANUFACTURING OPERATIONS; DEPENDENCE ON CONTRACT MANUFACTURING AND LIMITED SOURCE SUPPLIERS

    The Company is in the process of substantially increasing its flow of materials, contract manufacturing capacity and internal test and quality functions to respond to anticipated customer demand for the ASA 312 and to reduce its order lead times. Any inability to increase product flow would limit the Company's revenue, could adversely affect the Company's competitive position and could result in cancellations of orders. The Company's operational strategy relies on outsourcing of manufacturing. The Company currently subcontracts component procurement and kitting and printed circuit board assembly to a single company (Q-1 Technologies) that specializes in those services. The Company is seeking to secure additional sources of supply, including additional contract manufacturers. Certain key components used in the manufacture of the Company's products are currently purchased only from single or limited sources. At present, the Company's only single-sourced component is a SONET overhead terminator. Limited-source components utilized in the ASA 312 include a single board computer, a power supply, a touch sensor and controller, plastic housing units and other discrete components.

    The Company has experienced, and may in the future experience, problems with its various component suppliers, such as inferior quality, insufficient quantities and late delivery. There can be no assurance that such problems will not generate material liabilities for the Company or adversely impact the Company's relations with its customers. In addition, the Company may in the future experience pricing pressure from its contract manufacturers. There can be no assurance that the Company will manage its contract manufacturers effectively or that these manufacturers will meet the Company's future requirements for timely delivery of products of sufficient quality and quantity. The Company intends to introduce certain new products and product enhancements in 1997, which may require that the Company rapidly achieve volume production by coordinating its efforts with those of its suppliers and contract manufacturers. The inability of the Company's contract manufacturers to provide adequate supplies of high-quality products or the loss of any of the Company's contract manufacturers could cause a delay in the Company's ability to fulfill orders while the Company identifies a replacement manufacturer and could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Production."

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, finance and manufacturing personnel, certain of whom would be difficult to replace. In particular, the Company believes that its future success is highly dependent on Dr. Bryan J. Zwan, its Chairman, Chief Executive Officer and President. The Company does not intend to maintain key man life insurance covering its key personnel. Until 1996, the Company was in the development stage. Most of the Company's executive officers joined the Company during the past year and, therefore, have been involved only with the most recent operating activity of the Company. The Company's success will depend to a significant extent on the retention of these executive officers, their successful performance and the ability of these executive officers to integrate themselves into the Company's daily operations and for all personnel to work effectively together as a team. See "Business -- Employees" and "Management -- Executive Officers and Directors."

MANAGEMENT OF GROWTH

    The Company has significantly expanded its operations over the past year and the success of the Company is dependent upon its continued expansion, particularly in hiring additional technical and customer support personnel, developing its sales and marketing network and expanding its manufacturing capacity. The Company may in the future undertake acquisitions that could present challenges to the Company's management, such as integrating and incorporating new operations, product lines, technologies and personnel. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's future operations. Failure to manage the Company's growth properly could have a material adverse effect on the Company's business, financial condition and results of operations.

ANTICIPATED FLUCTUATIONS IN OPERATING RESULTS

    It is anticipated that as the Company matures, the Company's sales and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, certain of which are outside the control of the Company, including, among others (i) the timing and amount of significant orders from the Company's customers, (ii) the ability to obtain sufficient supplies of sole or limited source components for the Company's products, (iii) the ability to attain and maintain production volumes and quality levels for its products,
(iv) the mix of distribution channels and products, (v) new product introductions by the Company's competitors, (vi) the Company's success in developing, introducing and shipping product enhancements and new products,
(vii) pricing actions by the Company or its competitors, (viii) changes in material costs and (ix) general economic conditions. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not anticipate that its backlog at the beginning of each quarter will be sufficient to achieve expected revenue for that quarter. To achieve its revenue objectives, the Company expects that it will have to obtain orders during a quarter for shipment in that quarter. As a result of all of the foregoing, there can be no assurance that the Company will be able to sustain profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON PROPRIETARY TECHNOLOGY

    The Company's success and its ability to compete are dependent in part upon its proprietary technology. Although the Company has applied for several patents on elements of its core technology, the Company currently does not hold any patents and relies on a combination of contractual rights, trade secrets and copyright laws to establish and protect its proprietary rights in its products. There can be no assurance that the patents for which the Company has applied will be issued, that steps taken by the Company to protect its technology will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In the event that protective measures are not successful, the Company's business, financial condition and results of operations could be materially and adversely affected. In addition, the Company's growth strategy includes a plan to enter international markets, and the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

    The Company is subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights of others. Given that patent applications in the United States are not publicly disclosed until the patent issues, applications may have been filed which, if issued as patents, could relate to the Company's products. The Company's industry is characterized by a large number of patents, some of which have broad claims which, if valid and enforceable, would pose a risk of infringement. Although the Company is not aware that its technology infringes on the proprietary rights of others and has not received any notice of claimed infringements, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to sell its products in the United States and abroad, and could obtain an award of substantial damages any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In the event of a successful claim of infringement, the Company, its customers and end-users may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all. See "Business -- Intellectual Property."

CUSTOMER CONCENTRATION

    For the year ended December 31, 1996, sales to MCI, Ameritech and PacTel accounted for 25%, 19% and 15% of total sales, respectively. The Company does not anticipate that its sales to these customers will continue to be as significant in future periods as a percentage of total sales. The success of the Company is dependent upon broadening its customer base to increase its level of sales. Any reduction or delay in sales of its products to its principal customers or the loss of one or more of the Company's principal customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

PRODUCT CERTIFICATIONS

    The Company's products must meet industry standards and receive certification for connection to certain public telecommunications networks prior to their sale. In the United States, the Company's products must comply with various regulations promulgated by the Federal Communications Commission ("FCC") and Underwriters Laboratories. Internationally, the Company's products will be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the Consultative Committee on International Telegraph and Telephony. In addition, certain planned products, such as the virtual switching products, must be certified by Bell Communications Research, Inc. ("Bellcore") to be commercially viable. Although the Company's products have not been denied any regulatory approvals or certifications to date, any future inability to obtain on a timely basis or retain domestic or foreign regulatory approvals or certifications or to comply with existing or evolving industry standards could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY PRINCIPAL STOCKHOLDER

    Following the Offering, the Company's Chairman, Chief Executive Officer and President, together with entities affiliated with him, will beneficially own approximately 76% of the Company's outstanding Common Stock (approximately 74% if the Underwriters' over-allotment option is exercised in full). Accordingly, he will be able to elect the Company's directors, will retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over the affairs of the Company, including the power to delay or prevent a change in control of the Company. See "Management" and "Principal and Selling Stockholders."

FACTORS INHIBITING TAKEOVER

    Certain provisions of the Company's charter documents, including provisions limiting the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, and provisions establishing supermajority affirmative voting requirements as a prerequisite to certain extraordinary corporate transactions, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. The Board of Directors has authority to issue up to 20,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Company's Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and, as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Company's Common Stock. On the date of this Prospectus, no shares other than the 4,600,000 shares offered hereby will be eligible for sale in the public market. All directors and officers of the Company and each of the Selling Stockholders have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Credit Suisse First Boston Corporation ("CSFBC"). Beginning 180 days after the date of this Prospectus, assuming that CSFBC does not consent to any sales prior to such time, an additional 20,000,000 shares subject to such agreements will become eligible for sale in the public market, subject to compliance with the provisions of Rule 144 under the Securities Act of 1933, as amended (the
"Securities  Act"). Such 20,000,000  shares are held by  Dr. Zwan, the Company's
Chairman of the Board, Chief Executive Officer and President, who is an "affiliate" of the Company, and may, therefore, only be sold by Dr. Zwan in the public market in compliance with the volume limitations of Rule 144. At various times thereafter, an additional 1,577,777 shares will become eligible for sale in the public market. See "Shares Eligible for Future Sale" and "Underwriting."

BENEFITS OF THE OFFERING TO EXISTING STOCKHOLDERS

    The Common Stock purchased by the existing stockholders for an aggregate of $14.2 million prior to the date of this Prospectus would have a market value of $270.2 million at the initial public offering price. Existing stockholders will be selling 20% of the shares of Common Stock offered hereby (approximately 18% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

BROAD DISCRETION REGARDING USE OF PROCEEDS

    A substantial portion of the proceeds of the Offering have not been allocated to a particular purpose. Accordingly, management will have broad discretion concerning the use of a majority of the proceeds of the Offering. See "Use of Proceeds."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock of the Company. The principal reasons for making the Offering at the present time are to obtain additional working capital and for general corporate purposes, to create a public market for the Common Stock of the Company and to facilitate future access to the public market. However, there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price was determined by negotiations between the Company and the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after the Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's results of operations and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."

DILUTION

    The initial public offering price of the Common Stock offered hereby is substantially higher than the net tangible book value per share of the Common Stock. Therefore, purchasers of Common Stock offered hereby will incur an immediate and substantial dilution, and may incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

                                USE OF PROCEEDS

    The net proceeds to the Company from the Offering are estimated to be approximately $40.1 million ($47.8 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering for the retirement of its entire remaining indebtedness, consisting of $750,000 of 18% subordinated promissory notes due May 31, 1997, working capital and other general corporate purposes, including an estimated $5.5 million for equipment and personnel to support accelerated product development and an estimated $3.0 million to enhance the Company's domestic and international distribution capabilities. The Company may also use a portion of the net proceeds of the Offering to fund acquisitions of complementary businesses, products or technologies, although there are no current agreements or negotiations with respect to any such acquisitions. Pending use of the net proceeds, the Company will invest the net proceeds in short-term investment grade securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

    The principal reasons for making the Offering at the present time are to obtain additional working capital and for general corporate purposes, to create a market for the Common Stock of the Company and to facilitate future access to the public market. The amounts and timing of expenditures may vary significantly depending upon numerous factors, including the rate of progress in the Company's current product development efforts, the magnitude of additional product development efforts of the Company, technological advances, the status of competitive products and the availability of alternative methods of financing. Accordingly, management will have broad discretion in the use of the proceeds of the Offering to the Company. The Company anticipates that its existing capital resources, including the proceeds of the Offering, will be adequate to satisfy its capital needs through 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

    The Company has not declared or paid dividends on its Common Stock since the inception of the Company. The Company currently intends to retain any earnings for use in developing and growing its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1996 (i) on an actual basis and (ii) on an as adjusted basis to give effect to the sale by the Company of 3,658,860 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                              SEPTEMBER 30, 1996
                                                                                            -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  ------------
                                                                                                (IN THOUSANDS)
Short-term debt...........................................................................  $     750   $   --
                                                                                            ---------  ------------

Long-term obligations.....................................................................  $  --       $   --
Stockholders' equity:
  Preferred Stock, $.0001 par value; authorized 20,000,000 shares; 0 shares issued........     --           --
  Common Stock, $.0001 par value; authorized 200,000,000 shares; issued and outstanding,
   22,518,917 shares (actual) and 26,177,777 shares (as adjusted) (1).....................          2            3
  Additional paid in capital..............................................................     14,242       54,374
  Accumulated deficit.....................................................................     (9,307)      (9,307)
  Stockholder loan........................................................................     (1,700)      (1,700)
                                                                                            ---------  ------------
    Total stockholders' equity............................................................      3,237       43,370
                                                                                            ---------  ------------
      Total capitalization................................................................  $   3,237   $   43,370
                                                                                            ---------  ------------
                                                                                            ---------  ------------

--------------
(1) Excludes 5,000,000 shares of Common Stock reserved for future issuance under the Company's Option Plan, including 1,250,037 shares of Common Stock issuable pursuant to outstanding employee stock options. See "Principal and Selling Stockholders," "Management -- Option Plan" and Note 10 of Notes to Financial Statements.

                                    DILUTION

    The net tangible book value of the Company as of September 30, 1996 was approximately $3.2 million, or $.14 per share of Common Stock. Net tangible book value per share is equal to the Company's tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of 3,658,860 shares of Common Stock offered by the Company hereby after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company (resulting in estimated net proceeds of $40.1 million), the pro forma net tangible book value of the Company as of September 30, 1996 would have been approximately $43.3 million, or $1.66 per share. This represents an immediate increase of $1.52 per share to existing stockholders and an immediate dilution of $10.34 per share to purchasers of Common Stock in the Offering. The following table illustrates this per share dilution:

Initial public offering price per share..............................             $   12.00
  Net tangible book value per share at September 30, 1996............  $     .14
  Increase attributable to the Offering..............................       1.52
                                                                       ---------
Pro forma net tangible book value per share after the Offering.......                  1.66
                                                                                  ---------
Dilution per share to purchasers in the Offering (1).................             $   10.34
                                                                                  ---------
                                                                                  ---------

    The following table summarizes on pro forma basis as of September 30, 1996 the number of shares of Common Stock acquired from the Company, the aggregate consideration paid and the average price per share paid by existing stockholders and to be paid by investors purchasing Common Stock from the Company in the Offering (before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                               SHARES PURCHASED        TOTAL CONSIDERATION (1)      AVERAGE
                                           -------------------------  --------------------------   PRICE PER
                                              NUMBER       PERCENT       AMOUNT        PERCENT       SHARE
                                           ------------  -----------  -------------  -----------  -----------
Existing stockholders (1)(2).............    22,518,917       86.0%   $  14,243,203       24.5%    $     .63
New investors (2)........................     3,658,860       14.0       43,906,320       75.5         12.00
                                           ------------      -----    -------------      -----
    Total................................    26,177,777      100.0%   $  58,149,523      100.0%
                                           ------------      -----    -------------      -----
                                           ------------      -----    -------------      -----

--------------
(1) As of the date of this Prospectus, there were employee stock options outstanding to purchase a total of 1,250,037 shares of Common Stock. If all such options outstanding at September 30, 1996 were exercised, the dilution per share to new investors in the Offering would be decreased by $.27 per share to a total of $10.07 per share and the average price per share paid by the Company's existing stockholders would be $1.00. See "Capitalization," "Management -- Option Plan" and Note 10 of Notes to Financial Statements.

(2) Sales by Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 21,577,777 shares, or approximately 82.4% of the total shares of Common Stock outstanding, and will increase the number of shares held by new investors to 4,600,000 shares, or approximately 17.6% of the total shares of Common Stock outstanding after the Offering.

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
    The following selected financial data for the years ended December 31, 1993, 1994 and 1995, for the nine months ended September 30, 1996, as of December 31, 1994 and 1995 and as of September 30, 1996 are derived from the Financial Statements of the Company, which have been audited by Coopers & Lybrand L.L.P., independent certified accountants, and are included in this Prospectus. The following selected financial data for the period from inception, October 12, 1990 through December 31, 1991, for the year ended December 31, 1992 and as of December 31, 1991, 1992 and 1993 are derived from the Financial Statements of the Company which have been audited by Coopers & Lybrand L.L.P., independent certified accountants, and which are not included in this Prospectus. The selected financial data for the nine months ended September 30, 1995 are derived from unaudited financial statements prepared by the Company. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for this period. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                                                NINE MONTHS
                                                YEAR ENDED DECEMBER 31,                     ENDED SEPTEMBER 30,
                                 -----------------------------------------------------  ---------------------------
                                  1991(1)     1992       1993       1994       1995                       1996
                                 ---------  ---------  ---------  ---------  ---------     1995      --------------
                                                                                        -----------
                                                                                        (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Sales........................  $      --  $      --  $      --  $      --  $      --   $      --     $    3,037
  Cost of sales................         --         --         --         --         --          --          1,152
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Gross profit.................         --         --         --         --         --          --          1,885
  Operating expenses:
    Research and development...        124        366        439      1,241      1,508       1,169          1,653
    Selling, general and
     administrative............         --         77        106        327      1,217         725          1,945
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Total operating expenses.....        124        443        545      1,568      2,725       1,894          3,598
  Operating income (loss)......       (124)      (443)      (545)    (1,568)    (2,725)     (1,894)        (1,713)
  Net interest income
   (expense)...................         (1)       (16)       (41)      (114)      (613)       (367)          (414)
  Other income (expense).......         --         --         --         --          4          --           (193)
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Income (loss) before income
   taxes.......................       (125)      (459)      (586)    (1,682)    (3,334)     (2,261)        (2,320)
  Provision for income taxes...         --         (1)        (1)        (1)        --          --             --
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Net income (loss)............  $    (125) $    (460) $    (587) $  (1,683) $  (3,334)  $  (2,261)    $   (2,320)
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Net income (loss) per
   share.......................  $      --  $    (.01) $    (.01) $    (.04) $    (.08)  $    (.06)    $     (.11)
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Weighted average shares
   outstanding (2).............  41,044,921 41,044,921 41,044,921 41,044,921 39,443,614 41,044,921     21,829,235

                                                                   DECEMBER 31,
                                               -----------------------------------------------------  SEPTEMBER 30,
                                                 1991       1992       1993       1994       1995         1996
                                               ---------  ---------  ---------  ---------  ---------  -------------
BALANCE SHEET DATA:
  Working capital (deficit)..................  $     (43) $    (104) $    (725) $  (1,939) $  (8,595)  $     2,263
  Total assets...............................         15        299        194        332      1,277         6,055
  Short-term notes payable...................         --        257        555      1,602      7,897           750
  Long-term debt.............................         --         --         --        500         --            --
  Total stockholders' equity (deficit).......        (30)       (58)      (645)    (2,328)    (8,163)        3,237

------------------

(1)  Period cumulative from  inception, October 12,  1990, through December  31,
     1991.

(2) On November 30, 1995, 19,215,686 shares of Common Stock were purchased by the Company from a former stockholder pursuant to an option granted to the Company by the former stockholder in February 1995. See "Certain Transactions -- Transactions with Former Stockholder." Pursuant to the requirements of the Securities and Exchange Commission, Common Stock and stock options and warrants to purchase shares of Common Stock issued by the Company during the 12 months prior to the initial public offering date have been included in the calculation of the weighted average shares outstanding for all periods presented using the treasury stock method based upon the initial public offering price of $12.00 per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO, AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS REGARDING FUTURE TRENDS, THE ACCURACY OF WHICH IS SUBJECT TO MANY RISKS AND UNCERTAINTIES. SUCH TRENDS, AND THEIR ANTICIPATED IMPACT UPON THE COMPANY, COULD DIFFER MATERIALLY FROM THOSE PRESENTED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company manufactures and sells Network Information Computers, has developed prototypes of certain Remote Access Agents and has other products in design and development. The Company's products are based on the Company's core software, firmware and hardware technology which was developed over a five year period. In February 1996, the Company commenced sales of the ASA 312. To date, the Company has not entered into long term agreements or blanket purchase orders for the sale of its products, but generally obtains purchase orders for immediate shipment and other cancelable purchase commitments. The Company's sales during a particular quarter are, therefore, highly dependent upon orders placed by customers during the quarter. Consequently, sales may fluctuate significantly from quarter to quarter due to the timing and amount of orders from customers, among other factors.

    The Company allocates all of its fixed production costs to the cost of goods sold of those products shipped during a given period. Accordingly, gross profit may fluctuate significantly from period to period as a result of the change in overall sales volumes. Gross profit may be affected in the future by the introduction of new products which generate differing gross margins and by the sales mix during a given period. The Company plans to pursue OEM relationships with respect to the sale of Remote Access Agents. The Company has not negotiated any such arrangements but anticipates that its pricing to OEMs would be less than with respect to direct sales resulting in lower gross margins in connection with these arrangements. However, sales and marketing expenses are generally lower in the case of sales to OEMs.

    The Company believes that its operating expenses will continue to increase as a result of a variety of factors including: (i) increased research and development expenses associated with the completion of the products in development and the continued enhancement of existing products; and (ii) increased selling, general and administrative expenses associated with continued expansion of sales and marketing capabilities, product advertising and promotion. See "Business -- Company Strategy" and "-- Product Development." The Company recognizes research and development expenses when incurred.

RECENT RESULTS

    For the three months ended December 31, 1996, the Company achieved sales of $3.0 million, derived from shipments of 85 ASA 312 units and had a net income of $212,000 (unaudited). The Company gained seven new customers during the three months ended December 31, 1996. During 1996, sales to MCI, Ameritech and PacTel accounted for 25%, 19% and 15% of total sales respectively. At year end, the Company had increased its staff to 89 full-time employees. Newly-hired employees include a Vice President, Engineering and eight additional direct sales managers with substantial prior experience in the sale of telecommunications products.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

    SALES. Sales of the ASA 312 increased from $0 for the nine months ended September 30, 1995 to $3.0 million for the nine months ended September 30, 1996 reflecting the initiation of sales of the ASA 312 during the first quarter of 1996. Total sales of $185,000, $1.1 million and $1.7 million were made during the first, second and third quarters of 1996, respectively. During the nine months ended September 30, 1996, sales to MCI, PacTel and Tellabs accounted for 31%, 18% and 13% of total sales, respectively. The Company does not anticipate that the sales to these customers will continue to be as significant in future periods as a percentage of total sales. The Company is therefore dependent upon broadening its customer base to increase its level of sales.

    COST OF GOODS SOLD. Cost of goods sold increased from $0 for the nine months ended September 30, 1995 to $1.1 million for the nine months ended September 30, 1996. Gross margin on the sale of ASA 312 units during the nine months ended September 30, 1996 was 62%. Cost of goods sold includes direct costs of subassemblies and components, fixed costs of the Company's production department, indirect costs, and contract services. Fixed production costs amounted to $319,000 for the nine months ended September 30, 1996.

    OPERATING EXPENSES. Operating expenses increased 90% from $1.9 million for the nine months ended September 30, 1995 to $3.6 million for the nine months ended September 30, 1996 as a result of increases in research and development and selling, general and administrative expenses. Research and development expense increased 41% from $1.1 million for the nine months ended September 30, 1995 to $1.7 million for the nine months ended September 30, 1996 primarily as a result of adding engineering personnel to broaden the Company's technology and to develop new products. Selling, general and administrative expenses increased 168% from $725,000 for the nine months ended September 30, 1995 to $1.9 million for the nine months ended September 30, 1996 primarily due to facility expansion, employment of managerial and support staff and commissions directly related to sales.

    NET INTEREST EXPENSE. Net interest expense increased 13% from $367,000 for the nine months ended September 30, 1995 to $414,000 for the nine months ended September 30, 1996 primarily due to servicing short-term debt, all but $750,000 of which had been repaid as of the date of this Prospectus.

    NET OTHER EXPENSE. Net other expense increased from $0 for the nine months ended September 30, 1995 to $193,000 for the nine months ended September 30, 1996 primarily due to nonrecurring extension fee payments associated with short term indebtedness of the Company which had been repaid prior to the date of this Prospectus.

    1995 COMPARED TO 1994

    OPERATING EXPENSES. Operating expenses increased 74% from $1.6 million for 1994 to $2.7 million for 1995 as a result of increases in research and development and selling, general and administrative expenses. Research and development expense increased 22% from $1.2 million for 1994 to $1.5 million for 1995 as a result of additional personnel costs incurred to support the development of enhancements to new applications for and pre-production costs related to the ASA 312. Selling, general and administrative expense increased 272% from $327,000 for 1994 to $1.2 million for 1995 due to the hiring of additional administrative personnel and costs associated with the introduction of the ASA 312 at trade shows.

    NET INTEREST EXPENSE. Net interest expense increased 438% from $114,000 for 1994 to $613,000 for 1995 primarily as a result of the incurrence of indebtedness to finance operations.

    1994 COMPARED TO 1993

    OPERATING EXPENSES. Operating expenses increased 188% from $545,000 for 1993 to $1.6 million for 1994 as a result of increases in research and development and selling, general and administrative expenses. Research and development expense increased 183% from $439,000 for 1993 to $1.2 million for 1994 primarily as a result of an increase in technical personnel to support development of the Company's technology, the purchase of components to manufacture prototype products and product design expenses associated with the ASA 312. Selling, general and administrative expenses increased 208% from $106,000 for 1993 to $327,000 for 1994, primarily as a result of increased personnel and employee relocation costs.

    NET INTEREST EXPENSE. Net interest expense increased 178% from $41,000 for 1993 to $114,000 for 1994 primarily as a result of reliance on external debt to finance operations.

LIQUIDITY AND CAPITAL RESOURCES

    Operating expenses through December 31, 1995 were financed primarily with borrowings. As of December 31, 1995, the Company had incurred indebtedness of $7.9 million, all of which was short-term. During the nine months ended September 30, 1996, the Company sold 2,518,917 shares of Common Stock in private transactions, including the issuance of 1,283,003 shares upon the exercise of outstanding options and warrants for an aggregate of $13.7 million, and issued $750,000 in 18% unsecured subordinated promissory notes due May 31, 1997 (the "Notes"). The proceeds of the sale of such Common Stock were used for working capital and to retire all of the Company's indebtedness other than the Notes. The Company's working capital position improved from a deficit of $8.6 million as of December 31, 1995 to $2.3 million as of September 30, 1996 primarily due to the issuance of Common Stock, increases in accounts receivable and decreases in short-term obligations.

    The Company requires substantial working capital to fund its business, particularly to finance inventories and accounts receivable and for capital expenditures. As a result of the substantial quarterly increases in sales, trade accounts receivable increased to $1.4 million as of September 30, 1996. The Company's future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products and market acceptance of the Company's products. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all.

    Management estimates that capital expenditures will be approximately $4.0 million in 1997, primarily for the purchase of equipment related to product development and automation of production operations, for the purchase of tooling for plastic injection production molds, for ASA 312 production and for furniture, fixtures and equipment in connection with leasing additional space for the Company's operations.

    The Company believes that the net proceeds of the Offering and anticipated cash flow from operations will be sufficient to fund the Company's working capital and capital expenditure requirements at budgeted levels through 1997.

RECENT PRONOUNCEMENT

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans, including stock options. SFAS No. 123 defines and encourages the use of the fair value method of accounting for employee stock-based compensation. Continuing use of the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") for measurement of employee stock-based compensation is allowed with pro forma disclosures of net income and net income per share as if the fair value method of accounting had been applied. SFAS No. 123 is effective for transactions entered into for fiscal years beginning after December 15, 1995. The Company has determined that it will continue to use the method of accounting prescribed in APB 25 for measurement of stock-based employee compensation, and will begin providing the required pro forma disclosures in its financial statements for the year ended December 31, 1996 as allowed by SFAS No. 123. In the opinion of management, SFAS No. 123 is not expected to have a material impact on the Company's financial statements.

QUARTERLY OPERATING RESULTS (UNAUDITED)

    The following table presents unaudited quarterly operating results for each of the Company's quarters since January 1, 1996. This information has been prepared by the Company on a basis consistent with the Company's financial statements and includes all adjustments, consisting only of normal recurring accruals, in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future operating results. This information should be read in conjunction with the Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                              THREE MONTHS ENDED
                                                       -----------------------------------------------------------------
                                                        MARCH 31,                 JUNE 30,                 SEPTEMBER 30,
                                                          1996      % OF SALES      1996      % OF SALES       1996
                                                       -----------  -----------  -----------  -----------  -------------
                                                             (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales................................................   $     185          100%   $   1,129          100%    $   1,723
Gross profit.........................................          60           32%         732           65%        1,093
Operating expenses:
  Research and development...........................         464          251%         522           46%          667
  Selling, general and administrative................         421          227%         591           52%          933
                                                       -----------         ---   -----------         ---        ------
Total operating expenses.............................         885          478%       1,113           98%        1,600
Operating income (loss)..............................        (825)                     (381)                      (507)
Net interest income (expense)........................        (309)                      (88)                       (17)
Other income (expense)...............................           2                         3                       (198)
                                                       -----------               -----------                    ------
Net income (loss)....................................   $  (1,132)                $    (466)                 $    (722)
                                                       -----------               -----------                    ------
                                                       -----------               -----------                    ------
Net income (loss) per share..........................   $   (0.06)                $   (0.02)                 $   (0.03)
                                                       -----------               -----------                    ------
                                                       -----------               -----------                    ------

                                                       % OF SALES
                                                       -----------
Sales................................................         100%
Gross profit.........................................          63%
Operating expenses:
  Research and development...........................          39%
  Selling, general and administrative................          54%
                                                              ---
Total operating expenses.............................          93%
Operating income (loss)..............................
Net interest income (expense)........................
Other income (expense)...............................
Net income (loss)....................................
Net income (loss) per share..........................

                                    BUSINESS

    Digital Lightwave develops, manufactures and sells advanced computer systems that provide information concerning the performance of lightwave telecommunications networks and transmission equipment. The Company believes that there is a growing need on the part of its customers, which include telecommunications service providers and network equipment manufacturers, to manage lightwave transmission of voice, data, image and video and to plan and implement fiber optic network expansion more effectively. The Company's product, the ASA 312, is a portable software-based Network Information Computer that is designed to outperform conventional hardware-based network test instruments. The ASA 312 is "user friendly," lightweight, compact, and easily operated through a touch sensor over a full color display. The Company believes that the ASA 312 is the only integrated product that enables users to understand and process information, simultaneously and without interruption, from telecommunications networks utilizing: (i) the legacy T-Carrier protocol at rates DS-0, DS-1 and DS-3; (ii) the lightwave SONET protocol at rates OC-1, OC-3 and OC-12; and (iii) the lightwave ATM protocol.

    The Company has developed prototypes for a series of Remote Access Agents which are modular hardware/software platforms that are designed to provide network operators with real-time information concerning performance of the network segments where Remote Access Agents have been installed. The Remote Access Agents incorporate technology developed by the Company which includes advanced hardware technology that accesses bits in lightwave and legacy telecommunications transmissions, a non-blocking switch matrix that maps signals into different transmission speeds and protocols, and object-oriented software that controls user selectable features accessible through Windows OS, web browsers or other user environments.

    The Company began shipping the ASA 312 in February 1996. Through December 31, 1996, the Company had shipped more than 170 ASA 312 units to more than 25 customers, including: (i) IXCs, such as MCI; (ii) RBOCs, such as Ameritech;
(iii)  CAPs, such as Brooks; (iv)  independent telephone companies, such as GTE;
(v) network equipment manufacturers, such as Tellabs; (vi) equipment leasing companies, such as AT&T Capital; and (vii) private network operators, such as Bear Stearns & Co., Inc.

INDUSTRY DEVELOPMENT

    Over the past several years, the telecommunications network has undergone fundamental changes. Telecommunications service providers have increasingly added fiber optic cable to their existing copper infrastructures and high bandwidth lightwave transmission equipment to transport traffic efficiently through the network. Although lightwave transmissions are mapped differently from legacy transmissions, they often contain legacy signals, resulting in a proliferation of signalling standards in the network. Universal protocols, such as ATM, have been developed for the transport of voice, data, image and video on public and private lightwave networks. However, service providers must still transport traffic mapped in specialized protocols inherent in legacy networks. The dedicated circuit switching architecture of the legacy portions of the public network are now coupled to networks designed with packet or cell switched architectures, which allow for a more seamless delivery of transmissions through both private and public networks. In order to effectively manage and qualify the performance of the more highly evolved portions of the network, realtime monitoring is required at increased numbers of access points.

    As the network infrastructure and architecture have evolved, there has been increasing demand for bandwidth as LANs and WANs have proliferated, Internet and wireless utilization has risen, and enhanced data services have become more robust and prevalent. In addition, the domestic and certain international telecommunications industries have been deregulated, increasing the opportunity for competition in terms of quality, price and available bandwidth. These competitive pressures have caused service providers to begin reducing staffing levels and seeking more intuitive and automated management tools for their lightwave and legacy networks.

THE DIGITAL LIGHTWAVE SOLUTION

    Digital Lightwave was founded to provide technology and products to manage network traffic over a broad range of lightwave and legacy transmission rates and an increasing variety of protocol mappings commonly encountered in public and private networks. The Company's initial products accomplish this goal by providing modular and scaleable hardware and software platforms that provide information concerning network quality and performance, enabling the customer to expand the network effectively and monitor performance in real time.

    Digital Lightwave has designed its product architecture to provide an open platform for the management of the various protocols of lightwave and legacy networks. This architecture also supports centralized management of Remote Access Agents, which the Company is beginning to market for deployment throughout public and private networks. By providing continuous, end to end evaluation of the network, the Company believes that its products will enable customers to minimize degradation or loss of service as the network evolves to a cell or packet switched environment. The Company plans to use the switch matrix contained in its current products as the basis to develop a virtual switching product for the delivery of expandable bandwidth service from the public network to private networks.

STRATEGY

    The Company has developed a growth strategy which is designed to increase its market share and expand distribution across a wide range of customers, the key elements of which are:

    INCREASE DOMESTIC SALES. The Company intends to increase sales of the ASA 312 by recruiting additional direct and internal sales staff to broaden its customer base and obtain repeat orders. In addition, the Company plans to introduce its Remote Access Agents into the existing domestic market for legacy network monitoring products and to obtain an early market position as a supplier of lightwave network monitoring products. Futher, the Company intends to supplement its direct sales network with strategic OEM relationships with network equipment manufacturers.

    COMMENCE INTERNATIONAL SALES. The Company believes that significant demand exists outside the United States for products such as Network Information Computers and Remote Access Agents and intends to design and develop versions of these products for international markets. The Company plans to augment its technical staff with approximately eight engineers to assist in the development of such products and to establish indirect sales channels globally.

    PROVIDE COMPREHENSIVE LIGHTWAVE MANAGEMENT SOLUTIONS. The Company believes that its Network Information Computers offer superior performance over competing products. The Company intends to build upon the core technologies found in this product to establish a family of virtual switching products that the Company believes will position it as a leader in providing lightwave management solutions.

TECHNOLOGY

    The following core technologies are used in the ASA 312 and provide a basis for certain of the Company's products in development: (i) a software operating environment which runs over a MS-DOS platform; (ii) programs which operate the Company's firmware and hardware; (iii) graphical user interface programs running in a windowed environment; (iv) Network Protocol Translators ("NPTs"), which are modular gate arrays that supply discrete network information from signals at specific bandwidths and on specific protocols; and (v) Network Protocol Processors ("NPPs"), which are modular hardware platforms for the processing of various ranges of bandwidth and protocols.

    The Company's software is written in object-oriented code and provides users of the ASA 312 with an intuitive graphical user interface. The open architecture of the Company's software establishes a platform for the development of additional features and applications.

    NPTs supply information as to each bit or specified groups of bits being transmitted in order to identify and process information concerning the overhead and payload carried by network transmissions. NPTs are combined with a microprocessor, discrete integrated circuits and other firmware in NPPs. NPPs interface, frame and process network information from a number of protocols and transmission speeds. NPPs also can insert user-programmable payloads and user-specified overhead into a transmission.

    The graphic presented below illustrates the hardware architecture utilized in the Company's Network Information Computers and Remote Access Agents.

                                [GRAPHIC]

    In order to allow its customers to work simultaneously with different bandwidths and protocols, the Company has developed a non-blocking switch matrix and applications software which allow the Company's customers to "frame up" on a given signal, multiplex or demultiplex the signal into different transmission speeds and map the signal into different protocols. These functions allow customers to derive information concerning the performance of the network under various existing or potential conditions.

    The following reproduction of the graphical user interface used to access and control the switch matrix depicts the manner in which customers can simultaneously break down high speed signals into their components, route traffic, combine lower speed signals into higher speed signals, change signals from one protocol to another and generate signals mapped in various protocols.

                                   [GRAPHIC]

PRODUCTS

    NETWORK INFORMATION COMPUTERS. The Company currently manufactures and sells the ASA 312, a "user friendly," portable Network Information Computer which enables users to access and process information concerning the performance of telecommunications networks and transmission equipment. The ASA 312 was designed to displace existing network test instruments by incorporating their functions into a software-based information processing system, adding additional functions and improving price/performance. The Company believes that the ASA 312 represents the first of a new class of products which the Company calls "Network Information Computers." With the ASA 312, telephone companies and other operators of large telecommunications networks, as well as manufacturers of network transmission and cross-connect equipment, are able to (i) verify and manage information concerning the transmission of voice, data, image and video traffic and (ii) plan for and implement network expansion more effectively. Telecommunications equipment manufacturers also use the ASA 312 in designing, engineering and manufacturing their products as well as in installing their products in the networks of their customers and providing ongoing customer support. The ASA 312 has a suggested list price of $37,500 when equipped with T-Carrier and SONET capabilities, and $47,500 when ATM capabilities are also included, which prices are at or below the price of the test instruments with which the ASA 312 is designed to compete.

    The following table sets forth certain features of the ASA 312 which the Company believes provide superior performance over the test instruments with which the ASA 312 is designed to compete, based upon the descriptions of the capabilities of the currently available test instruments set forth in the catalogs and manuals for such products:

               FEATURE                                   CUSTOMER BENEFIT
Software-based                         Provides for custom features and field upgrades.
One simple menu format for all         Easy to learn and set-up.
protocols
Touch sensor over full color windowed  Easy to use by personnel of all levels of aptitude.
graphics                               Intuitive graphical user interface. Clear display of
                                       data.
Transmitting and receiving of signals  Can review multiple network elements simultaneously.
at all of the protocols                Reduces overall task time.
simultaneously
Switch matrix                          Facilitates configuration of the product for dropping
                                       and inserting traffic from, into and between
                                       different protocols.
Remote operation                       Provides complete, direct and identical operation of
                                       the product at a remote site.
Ethernet interface                     Provides operation of the product via LAN.
Laptop profile/lightweight             Truly portable.
PCMCIA card for expanded memory        Can display long-term history graphs. Provides
                                       recallable setups. Can store significant amounts of
                                       data.
Non-volatile memory                    Saves data when turned off.
Software calibration                   Allows calibration by the customer which reduces cost
                                       and down-time.

    The ASA 312 competes against the test instruments currently available on the market, which are hardware-based, work with one transmission speed or protocol at a time, do not provide an interface which permits users to simultaneously switch and multiplex or demultiplex different signals to derive information concerning embedded signals, cannot store a significant amount of data and which the Company believes are generally more difficult to use than the ASA 312.

    The ASA 312 generates, transmits, receives, interleaves, deinterleaves, multiplexes, demultiplexes, maps, demaps and processes legacy T-Carrier electronic signals and SONET and ATM lightwave signals. It provides access to T-Carrier SONET and ATM signals and their status and control overhead. The Company believes that the ASA 312 is the only integrated product that enables users to understand and process information, simultaneously and without interruption, from networks utilizing the legacy T-Carrier protocols at rates DS-0, DS-1 and DS-3 and the lightwave SONET protocol at rates OC-1, OC-3 and OC-12, as well as from networks transporting enhanced data services utilizing the ATM protocol integrated into a single lightweight, compact unit. The ASA 312's graphical user interface is a touch sensor over a large color display which provides simple and intuitive windowed graphics and menus. The ASA 312 may be accessed and operated remotely by modem or through direct connection to an Ethernet LAN.

    REMOTE ACCESS AGENTS. The Company has recently completed prototypes of Remote Access Agents for lightwave, Ethernet and Fast Ethernet LAN networks. Prototypes have been placed in initial field trials by a private network operator and the Company has begun to market these products. Remote Access Agents are designed to provide network operators with real-time information concerning network performance for the segments where the products have been installed. Remote Access Agents provide performance and quality data to the operator through a standard operations interface to allow central monitoring and administration. The Company plans to develop a family of Remote Access Agents to provide a broad range of protocols at prices which are intended to facilitate wide deployment of the technology. See "Risk Factors--Dependence on Single Product; Uncertain Market Acceptance of Planned Products."

CUSTOMERS

    Through December 31, 1996, the Company has sold more than 170 units of the ASA 312 to over 25 customers, including each of the following:

IXCS
MCI Telecommunications Corp.
Sprint Corp.
WorldCom, Inc.

RBOCS
Ameritech Corporation
Bell Atlantic Communications, Inc.
Pacific Telesis Group
SBC Communications Inc.

INDEPENDENT TELEPHONE COMPANIES
GTE Corp.
Sprint Centel

EQUIPMENT LEASING COMPANIES
AT&T Capital Corp.
GE Capital TMS
McGrath Rentelco

CAPS

Brooks Fiber Properties, Inc.
Five Star Telecom Inc.
GST Telecommunications, Inc.
MRC Telecommunications Inc.
Toledo Area Telecommunications Services, Inc. U.S. South Communications, Inc.

EQUIPMENT MANUFACTURERS

Alcatel Network Systems, Inc.
Hekimian Laboratories, Inc.
Hitachi Telecom Technologies Co., Ltd.
Lucent Technologies, Inc.
NEC America, Inc.
Tellabs Operations, Inc.

PRIVATE NETWORK OPERATORS

Bear Stearns & Co., Inc.
U.S. Department of Defense

    In most instances, customers designate the ASA 312 as approved operating equipment prior to purchase. The ASA 312 has been designated as approved operating equipment by various of the customers listed above and AT&T Corp. ("AT&T"), ICG Telecom Group, Inc. ("ICG"), Time Warner Communications, Inc. ("Time Warner") and US WEST Communications, Inc. ("US West"). While neither AT&T, ICG, Time Warner nor US West are obligated to purchase ASA 312s, such approvals enable employees of these companies to purchase the ASA 312, subject to budgetary and other constraints.

    On August 1, 1996 Ameritech completed a "request for qualifications" procedure evaluating the ASA 312 and the competitive products, designated the ASA 312 as its approved operating equipment for evaluating SONET systems and entered into a three-year agreement (the "Ameritech Agreement") for the purchase of the ASA 312. While the Ameritech Agreement does not obligate Ameritech to purchase ASA 312s, such approval enables employees of Ameritech to purchase the ASA 312, subject to budgetary and other constraints.

    The Company has pursued a policy of involving key customers in the evaluation of products in development and continually solicits suggestions from customers regarding additional desirable features of products which it has introduced or plans to develop. Because the Company's products are software based and remotely accessed, the Company has generally been able to satisfy requests for additional feature sets by downloading software upgrades to its products in the field.

    For the twelve months ended December 31, 1996, sales to MCI, Ameritech and PacTel accounted for 25%, 19% and 15% of total sales, respectively. There can be no assurance regarding the amount or timing of purchases by MCI, PacTel, Tellabs or any other customer in any future period. Broad acceptance of the ASA 312 and future products is critical to the Company's future success and is subject to substantial uncertainties. See "Risk Factors -- Customer Concentration."

SALES, MARKETING AND CUSTOMER SUPPORT

    SALES. The Company markets its products to telecommunications service providers and network equipment manufacturers through a direct and internal sales force (currently consisting of 18 employees). The Company's internal sales force includes managers and internal sales staff based at the Company's principal executive offices and a regional direct sales staff.

    The primary roles of the Company's regional direct sales force are (i) to ensure that existing and potential customers in each territory are being regularly contacted, (ii) to differentiate the features and capabilities of the Company's products from competitive offerings, (iii) to assist customers with the implementation of the Company's products and (iv) to serve as a direct link to assure quality and timely customer support. In addition, the Company believes that its investment in its regional direct sales staff helps the Company to monitor changing customer requirements, as well as the development of industry standards. The Company intends to continue to augment its sales organization to promote the Company's products and to ensure direct contact with the Company's current and potential customers.

    MARKETING. In marketing the ASA 312, the Company focuses on the divisions of telecommunications service providers that are responsible for planning and installing extensions of the network. In contrast, the Company has directed its preliminary marketing efforts relating to its Remote Access Agents towards the strategic planning divisions of telecommunications service providers and private network operators. The Company seeks to build awareness of its products through a variety of marketing channels and methodologies. The Company participates in industry trade shows and conferences and makes direct mailings to targeted potential customers.

    CUSTOMER SUPPORT.    The Company  is  dedicated to  providing  comprehensive
customer support. All service, repair and technical support are performed in-house utilizing sub-assemblies and components obtained from the Company's regular sources of supply. The Company's technical support engineers are trained in the hardware and software incorporated in its products, as well as the networks and transmission equipment operated by its customers. The Company offers technical support to its customers 24 hours a day, 7 days a week, via a toll-free hotline and through paging systems for all support personnel. The Company offers a three-year limited warranty on all components of its products, other than the laser transmitter unit, which has a one-year limited warranty, and software and firmware, which have a 90-day limited warranty.

PRODUCT DEVELOPMENT

    The Company believes that its future success depends on its ability to achieve technological leadership which will require ongoing enhancements of its products and the development of new applications and products that provide a comprehensive lightwave management solution. Accordingly, the Company intends to continue to make substantial investments in the development of new technologies, the commercialization of new products building on the Company's existing technological base and the enhancement and development of additional applications for its products. The Company plans to establish and maintain a budget for research and development expense at a minimum of 9% of sales during each fiscal year.

    The Company has organized its product development efforts into three main groups as follows: (i) the microelectronics group is devoted to the further development of hardware and firmware technologies; (ii) the software development group is devoted to developing new applications software; and (iii) the hardware development group is devoted to reducing further the size and weight of the Company's products, designing printed circuit boards for new applications and developing enhancements to streamline production. The Company intends to increase the size of its technical staff by adding microelectronic and software engineers, including those with particular understanding of international transmission protocols and standards.

    Described below are various planned products of the Company currently in the preliminary stages of development, each of which utilizes the hardware, firmware and software technology found in the ASA 312. With respect to each of these, product definitions, including proposed features and functions, have been established, components have been specified and pricing has preliminarily been established to seek responses from potential customers. However, prototypes for these products have not yet been assembled.

    ENHANCEMENTS OF THE ASA 312. The Company currently plans to develop: (i) a factory installed OC-48 option for the ASA 312; and (ii) the ASA 312E, a modified version of the ASA 312 to serve international markets.

    NOTEBOOK PLATFORM. The Company plans to develop a notebook-size Network Information Computer which is planned to contain various customer selected NPPs. Users will be able to configure the notebook platform with various NPP cards that will interface with transmission speeds ranging from 64 Kbps to 2.4 Gbps for T-Carrier, PDH, SONET, SDH and ATM protocols. The Company plans to design the network information notebook computer to enable users to access not only the network information provided by the NPPs, but also to write programs which use this data. For example, the Company intends to design the notebook platform to extract data from a particular network element, to search for a particular condition (such as a certain level of data congestion at the network element) and to intervene actively to alter the way in which traffic is routed. The notebook computer platform will be designed to provide the means to transfer data derived from the NPPs to a conventional computing environment of word processing and spreadsheet programs for storage, processing and reporting.

    NETWORK DIGITAL  ASSISTANTS.   The  Company plans  to  develop a  family  of
Network Digital Assistants, which will generate network traffic to assist in the analysis of network performance.

    VIRTUAL SWITCHING PRODUCTS. The Company intends to utilize the switch matrix and other elements of its technology to develop a series of virtual switching products which would provide a means of delivering expandable bandwidth from the public network to a customer premise.

PRODUCTION

    The Company's manufacturing operations consist primarily of material planning and procurement, final assembly, software loading, testing and quality assurance. The Company's operational strategy relies on outsourcing of manufacturing to reduce fixed costs and to provide flexibility in meeting market demand. The Company currently subcontracts component procurement and kitting and printed circuit board assembly to a company that specializes in these services. The Company takes the printed circuit board-based modules produced by its contract manufacturer and inserts them into product enclosures in combination with the Company's software.

    In connection with its outsourcing strategy, the Company is seeking to secure additional sources of supply, including additional contract subassembly and component manufacturers. The Company has experienced in the past, and may in the future experience, problems with its contract manufacturers, in areas such as quality, quantity and on-time delivery. In addition, the Company may in the future experience pricing pressure from its contract manufacturers.

    The Company uses a rolling six-month forecast based on anticipated product orders to determine its general materials and component requirements. Lead times for materials and components ordered by the Company vary significantly, and depend on factors such as the specific supplier, purchase terms and demand for a component at a given time. Currently, the Company acquires materials and orders certain standard subassemblies based on the Company's forecast. Upon receipt of firm orders from customers, the Company assembles fully-configured systems and subjects them to a number of tests before shipment. If orders do not match forecasts, the Company may have excess or inadequate inventory of certain materials and components.

    Although the Company generally uses standard parts and components for its products, several key components used in the manufacture of its products are currently purchased only from single or limited sources. At present, the Company's only single-sourced component is a SONET overhead terminator. Limited-sourced components used in the ASA 312 and the Remote Access Agents include a single board computer, a power supply, a touch sensor and controller, plastic housing units and other discrete components. The Company generally does not have long-term agreements with any of these single or limited sources of supply. Any interruption in the supply of any of these components, or the inability of the Company to procure these components from alternate sources at acceptable prices and within a reasonable time, could have a material adverse effect upon the Company's business, financial condition and results of operations. Qualifying additional suppliers is time consuming and expensive and the likelihood of errors is greater with new suppliers. See "Risk Factors -- Substantial Increase in Manufacturing Operations; Dependence on Contract Manufacturing and Limited Source Suppliers."

BACKLOG

    The Company's backlog at December 31, 1996 was approximately $1 million. Variations in the size and delivery schedules of purchase orders received by the Company, as well as changes in customers' delivery requirements, may result in substantial fluctuations in backlog from period to period. Accordingly, the Company believes that its backlog cannot be considered a meaningful indicator of future financial results.

COMPETITION

    The market in which the Company's Network Information Computers and Remote Access Agents is offered is intensely competitive and subject to rapid change as a result of technological developments and other factors. The Company believes that the principal competitive factors in its market are technical resources and expertise relating to a wide range of bandwidth and protocols, product features, reliability, price, timeliness of new product introductions, timely adoption of emerging industry standards, service, support, size, name recognition and installed base.

    The Company believes that there are four current principal competitors which offer products which compete with the ASA 312, including Hewlett Packard Co., Tektronix Inc., Dynatec Corp. and Wandel & Goltermann Technologies, Inc. and less than ten other companies which offer network monitoring products, which do not provide the capability to monitor lightwave transmissions, the principal of which are Applied Digital Access Inc., Network General Inc. and Hekimian Laboratories, Inc. The companies that offer test instruments in competition with the ASA 312 do not supply network monitoring products. Accordingly, the Company believes that there are currently no competitors that provide an integrated comprehensive solution to performance monitoring transmission speeds from DS-0 through OC-12 and no providers of portable equipment which cover the full range of features offered by the ASA 312. However, such competitors and certain prospective competitors have significantly longer operating histories, larger installed bases, greater name recognition and technical, financial, manufacturing and marketing resources than the Company. In addition, a number of these competitors have long established relationships with the Company's customers and potential customers. The Company believes it is likely that competitors will enter the market for most if not all of the products which the Company will offer. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY

    The Company relies on a combination of trade secret, copyright and trademark protection and non-disclosure agreements to protect its core technology. Although the Company has pursued and intends to continue to pursue patent protection of certain aspects of its technology that it considers important, the

Company believes that its success will be largely dependent on its reputation for technology, product innovation, affordability, marketing ability and response to customers' needs. As of the date of this Prospectus, the Company had pending two U.S. patent applications covering certain aspects of its technology. There can be no assurance that the Company will be granted any patents or that, if any patents are granted, they will provide the Company with significant protection or will not be challenged.

    The Company believes that the rapid rate of technological change and the relatively long development cycle for integrated circuits are also significant factors in the protection of the Company's intellectual property. The Company's NPTs and NPPs incorporate unique designs that have been developed based on a broad understanding of public and private networks, signaling protocols and network information requirements of the Company's customer base. As part of its confidentiality procedures, the Company generally enters into non-disclosure agreements and proprietary information and inventions agreements with its
employees   and  suppliers,  and  limits  access  to  and  distribution  of  its proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization. Accordingly, there can be no assurance that the Company will be successful in protecting its intellectual property or that the Company's rights will preclude competitors from developing products or technology equivalent or superior to those of the Company.

    The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Although the Company is not aware of any infringement or claimed infringement by its products or technology of the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertions will not result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to the Company, if at all. Furthermore, litigation could result in substantial cost to and diversion of efforts by the Company regardless of outcome. Any infringement claims or litigation against the Company could materially and adversely affect the Company's business, financial condition and results of operations. In addition, the Company's growth strategy includes a plan to enter international markets and the laws of some foreign countries do not protect the Company's proprietary rights regarding its products to the same extent as do the laws of the United States. See "Risk Factors -- Dependence on Proprietary Technology."

FACILITIES

    The Company occupies a headquarters facility of 15,824 square feet in Clearwater, Florida, with rent payable in the amount of approximately $279,100 per year plus a portion of operating expenses. This facility is leased through January 31, 1998. The Company has an option to extend the term of the lease for an additional three-year period.

REGULATION

    The Company's products must meet industry standards and receive certification for connection to certain public telecommunications networks prior to their sale. In the United States, the Company's products must comply with various regulations promulgated by the FCC and Underwriters Laboratories. Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries as well as with recommendations of the Consultative Committee on International Telegraph and Telephony. In addition, certain planned products of the Company may be required to be certified by BellCore in order to be commercially viable. Although the
Company's products have not been denied any regulatory approvals or certifications to date, any future inability to obtain on a timely basis or retain domestic or foreign regulatory approvals or certifications or to comply with existing or evolving industry standards could have a material adverse effect on the Company's business, financial condition and results of operations.

    The telecommunications industry is subject to regulation in the United States and other countries. Federal and state regulatory agencies, including the FCC and the various state Public Utility Commissions ("PUCs") and Public Service Commissions regulate most of the Company's domestic customers. In February 1996, the Telecommunications Act of 1996 (the "Telecom Act") was passed. The Telecom Act allows

IXCs, RBOCs, CAPs, independent telephone companies and electric utility companies to compete with each other to provide local and long-distance service. The Company believes that the Telecom Act will increase the demand for systems, software and services as telecommunications service providers respond to the changing competitive environment by constructing new networks or enhancing existing networks.

    In addition, the FCC and a majority of the states have enacted or are considering regulations based upon alternative pricing methods. Under traditional rate of return pricing, telecommunications service providers were limited to a stated percentage of profit on their investment. Under the new method of pricing, many PUCs have relaxed or eliminated the profit cap in return for the carrier's promise to reduce or hold service prices at current levels. In some states, the PUCs and the carriers have further agreed, in order to win relaxation of profit limits, that the carriers would invest large sums to upgrade the digital and lightwave capabilities of the network. The Company believes that the new methods of price regulation could increase the demand for its products.

    Outside the United States, telecommunications networks are primarily owned by the government or are strictly regulated by the government. Although potential growth rates of some international markets are higher than those of the United States, access to such markets is often difficult due to the established relationships between the government-owned or controlled telecommunications operating company and its traditional indigenous suppliers. However, there has been a global trend towards privatization and deregulation of the state-owned telecommunications operations. The Company believes that the current trend of privatization and deregulation will continue and that such trend could enhance the Company's international opportunities.

LITIGATION

    The Company is not a party to any material litigation and is not aware of any pending or threatened material litigation.

EMPLOYEES

    The Company employs a full-time staff of 89, of which 26 are engineering personnel, 16 are production personnel, 18 are sales staff and 29 are administrative personnel. The Company has agreements with all employees covering assignment of inventions and patents to the Company and confidentiality, as well as a comprehensive security agreement. The Company believes that its relationship with its employees is good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information concerning the executive officers and directors of the Company:

NAME                                             AGE                     POSITION
--------------------------------------------  ---------  -----------------------------------------
Bryan J. Zwan...............................         49  Chairman of the Board,
                                                         Chief Executive Officer, President and
                                                         Director
Seth P. Joseph..............................         42  Senior Executive Vice President and
                                                         Director
Beth A. Morris..............................         43  Vice President, Finance
Eric T. Mitchell............................         35  Vice President, National Account Sales
Gerald F. Gentile...........................         36  Vice President, Engineering
Thomas V. Williams..........................         43  Vice President, Manufacturing
Kenneth T. Myers............................         42  Vice President, Advanced Products
Denise Licciardi............................         36  Vice President, Administration
Daniel Lorch................................         44  Vice President, Customer Development
Robert Goransson............................         36  Vice President, Qualifications
Doug C. Dohring.............................         38  Director
William F. Hamilton*........................         57  Director Nominee
William Jefferson Marshall*.................         41  Director Nominee

--------------
*Upon consummation of the Offering, the Director Nominees set forth above are expected to be appointed to the Company's Board of Directors.

    DR. ZWAN founded the Company in February 1991 and has served as Chairman of the Board, Chief Executive Officer and a Director since the Company's inception and served as its President from inception until March 1996 and since October 1996. From 1987 to 1991, Dr. Zwan was Chief Executive Officer of Digital Photonics, Inc. ("DPI"), a SONET multiplexer manufacturer which he founded in 1987. DPI was purchased in December 1990 by Digital Transmission Systems, Inc., a manufacturer of digital cross-connect equipment and DS1 modems. From 1985 to 1987, Dr. Zwan was Vice President, Optical Products at DSC Communications Corporation, a global provider of telecommunication transmission, cross-connect and network access equipment. Dr. Zwan was a member of the Research Facility Staff at the Massachusetts Institute of Technology for two years, and holds a Ph.D. in Space Physics from Rice University and B.S. degrees in Physics and Chemistry from the University of Houston.

    MR. JOSEPH has been Senior Executive Vice President and a Director of the Company since September 1996. For more than the five years prior to September 1996, he was a partner in the law firm of Baker & McKenzie, during which time he concentrated on corporate finance, merger and acquisition transactions and providing general corporate advice.

    MS. MORRIS has been Vice President, Finance of the Company since January 1996. Prior to joining the Company as Controller in January 1995, from 1989 through October 1994, Ms. Morris was the Controller of Tredegar Molded Products Co. Technical Center, a division of Tredegar Industries, Inc., dedicated to project management and product development, where she performed various administrative functions in accounting, purchasing and human resources. Ms. Morris is a Certified Public Accountant in the State of Florida.

    MR. MITCHELL has been Vice President, National Account Sales of the Company since September 1996, having served as Vice President, Sales of the Company from April 1995 to September 1996. From October 1992 to March 1995, Mr. Mitchell was the National Sales Manager and then President of Crown Herald, Inc., a manufacturer of imprinted corporate products, where he was initially responsible for various sales and marketing activities and later for all phases of operations. Prior to that, from March 1989 to October 1992, Mr. Mitchell was Regional Manager of Penn Corporation, a manufacturer of imprinted corporate products.

    MR. GENTILE has been Vice President, Engineering of the Company since January 1997. From March 1995 to January 1997 he served as Engineering and Scientific Manager of the Microwave Logic Products Division of Tektronics, Inc. having previously served as the Engineering Manager of Microwave Logic, Inc. from April 1990 to March 1995. Mr. Gentile holds a B.S.E.E. from the University of Massachusetts.

    MR. WILLIAMS has been Vice President, Manufacturing of the Company since April 1995. Prior to joining the Company, from March 1994 to April 1995, Mr. Williams was an independent consultant to Lockheed Martin Corporation, a defense contractor. From February 1991 to March 1994, Mr. Williams was a Program Manager at Group Technologies Corporation, a manufacturer of computers and electronic products.

    MR. MYERS has been Vice President, Advanced Products of the Company since June 1996, having served as Engineering and Design Manager since joining the Company in September 1991. Prior to joining the Company, Mr. Myers was the Chief Engineer at DPI from 1987 to 1991.

    MS. LICCIARDI has been Vice President, Administration of the Company since September 1996. Prior to joining the Company, Ms. Licciardi was Vice President, Administration at Real World Corporation, a software supplier from April 1984 until September 1996.

    MR. LORCH has been Vice President, Customer Development of the Company since June 1996. Prior to joining the Company, from 1980 to June 1996, he served as Chief Executive Officer and President of Digital Engineering, Inc., a nationwide field service and computer maintenance company.

    MR. GORANSSON has been Vice President, Qualifications of the Company since August 1996, having previously served as Quality Assurance Manager of the Company from March 1996 to August 1996. Prior to joining the Company, he served as Project Manager at Ericsson Network Systems, a manufacturer of telephone switching systems, from April 1981 until March 1996.

    MR. DOHRING was elected as a Director of the Company in June 1996. He serves as Chairman of the Board of The Dohring Company, Inc., a firm founded by Mr. Dohring which provides market research and consulting services. In 1995, The Dohring Company had 75 employees and ranked 54th on Advertising Age's list of the top 100 market research firms in the nation. Mr Dohring served as President of the Company from March 1996 to October 1996. From its inception in 1986 until March 1996, he served as Chief Executive Officer of The Dohring Company, Inc.

    DR. HAMILTON is the Landau Professor of Management and Technology at the Wharton School of the University of Pennsylvania. He is also a director of Centocor, Inc., Hunt Manufacturing Co., Marlton Technologies, Inc. and Neose Technologies, Inc.

    MR. MARSHALL is a Senior Managing Director and the Chief Technical Officer of Bear, Stearns & Co., Inc., responsible for its telecommunications and information technology operations. He is a co-founder of the .V Forum, an IP/voice/video consortium which includes the Company, and the ATM Forum.

BOARD OF DIRECTORS

    The Board of Directors currently consists of three members, Messrs. Zwan, Joseph and Dohring. The Company's Bylaws provide that the Board of Directors can fix the authorized number of directors from time to time between one and nine. Upon consummation of the Offering, the Board of Directors will consist of five members (at least two of whom will not be employees of, or otherwise affiliated with, the Company). The Board of Directors will establish committees, including compensation and audit committees, each of which will report to the Board of Directors.

    Executive officers are appointed by, and serve at, the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

COMPENSATION OF DIRECTORS

    During 1996, directors did not receive compensation for serving as members of the Board of Directors. Directors of the Company who are not officers or employees of the Company will receive an annual fee of $10,000. Directors are reimbursed for travel and other expenses relating to attendance at meetings of the Board of Directors or committees.

EXECUTIVE COMPENSATION

    The following table shows, for 1996, the cash and other compensation awarded to, earned by or paid to Dr. Zwan and each other executive officer who earned in excess of $100,000 for all services in all capacities (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG TERM
                                                                                  COMPENSATION
                                                                                     AWARDS
                                                                                ----------------
                                                         ANNUAL COMPENSATION       SECURITIES
                                                        ----------------------     UNDERLYING          OTHER
NAME AND PRINCIPAL POSITIONS                              SALARY      BONUS        OPTIONS(#)     COMPENSATION(1)
------------------------------------------------------  ----------  ----------  ----------------  ----------------
Bryan J. Zwan ........................................  $  300,000  $   --             --           $    215,340
 Chairman of the Board, President and
 Chief Executive Officer
Kenneth T. Myers .....................................     100,000      --             100,000            81,945
 Engineering and Design Manager
Eric A. Mitchell .....................................      57,636      --              20,000            34,861
 Vice President--National Account Sales
Doug Dohring .........................................     101,155      --             176,667            36,282
 Former President
Elizabeth W. Weigand .................................     122,500      --               7,000(2)         50,000
 Former Executive Vice President
Al G. Zwan ...........................................      21,650      --             --                 97,520
 Former Executive Vice President

--------------
(1) Includes deferred compensation of $215,340 received by Bryan J. Zwan from the Company for 1995. Includes deferred compensation of $81,495 received by Kenneth T. Myers from the Company for 1991. Includes sales commissions of $34,861 received by Eric A. Mitchell from the Company for 1996. Includes deferred compensation of $97,520 received by Al G. Zwan from the Company for 1994 and 1995. Includes deferred compensation of $50,000 received by Elizabeth W. Weigand from the Company for 1994 and 1995.
(2) Of the 28,000 options originally granted to Ms. Weigand, 21,000 options have expired because Ms. Weigand is no longer an employee of the Company.

OPTION PLAN
    The Company's 1996 Stock Option Plan (the "Option Plan") became effective on March 5, 1996. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to employees, officers and consultants of the Company and to promote the success of the Company's business. A reserve of 5,000,000 shares of the Company's Common Stock has been established for issuance under the Option Plan. The Option Plan is administered by the Board of Directors who may delegate the administration of the plan to a committee of the Board of Directors. The Board of Directors now has, and such committee would have, complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

    Each option granted under the Option Plan has a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with the Company. Options granted under the Option Plan may be exercised only for fully vested shares. The exercise price of incentive stock options and non-statutory stock options granted under the Option Plan must be at least 100% and 85%, respectively, of the fair market value of the stock subject to the option on the date of grant (or 110% with respect to holders of more than 10% of the voting power of the Company's outstanding stock). The Board of Directors or, when appointed, such committee, has the authority to determine the fair market value of the stock. The purchase price is payable immediately upon the exercise of the option. Such payment may be made in cash, in outstanding shares of Common Stock held by the participant, through a promissory note payable in installments over a period of years or any combination of the foregoing.

    The Board of Directors may amend or modify the Option Plan at any time, provided that no such amendment or modification may adversely affect the rights and obligations of the participants with respect to their outstanding options or vested shares without their consent. In addition, no amendment of the Option Plan may, without the approval of the Company's stockholders (i) modify the class of individuals eligible for participation, (ii) increase the number of shares available for issuance, except in the event of certain changes to the Company's capital structure, or (iii) extend the term of the Option Plan. The Option Plan will terminate on March 4, 2006, unless sooner terminated by the Board of Directors.

    As of December 31, 1996, the Company had outstanding options under the Option Plan for an aggregate of 1,250,037 shares of Common Stock.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information concerning stock options awarded to each of the Named Executive Officers during the year ended December 31, 1996. All such options were awarded under the Option Plan.

                                                                                                   POTENTIAL REALIZED
                                                            INDIVIDUAL GRANTS                          VALUES AT
                                           ----------------------------------------------------      ASSUMED ANNUAL
                                                        % OF TOTAL                                      RATES OF
                                            NUMBER OF     OPTIONS                                     STOCK PRICE
                                           SECURITIES   GRANTED TO                                  APPRECIATION FOR
                                           UNDERLYING    EMPLOYEES     EXERCISE                      OPTION TERM(1)
                                             OPTIONS     IN FISCAL       PRICE      EXPIRATION   ----------------------
NAME                                       GRANTED (#)     YEAR         ($/SH)         DATE          5%         10%
-----------------------------------------  -----------  -----------  -------------  -----------  ----------  ----------
Bryan J. Zwan............................      --           --            --            --           --          --
Kenneth T. Myers.........................     100,000       8.0   %    $       5          3/02   $  170,000  $  386,000
Eric A. Mitchell.........................      20,000       1.6   %    $       5          3/02       34,000      77,200
Doug Dohring.............................     176,667      14.1   %    $       5         12/99      139,567     293,267
Elizabeth W. Weigand.....................       7,000(2)     .6    %   $       5          3/02       11,900      27,020
Al G. Zwan...............................      --           --            --            --           --          --

--------------
(1) Potential realizable value is based on the assumption that the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect the Company's estimate of future price growth.
(2) Of the 28,000 options originally granted to Ms. Weigand, 21,000 options have expired because Ms. Weigand is no longer an employee of the Company.

    The following table sets forth certain information regarding options to purchase shares of Common Stock held as of December 31, 1996 by each of the Named Executive Officers.

                                                                   NUMBER OF SECURITIES
                                                                  UNDERLYING UNEXERCISED
                                                                OPTIONS AT FISCAL YEAR END
                                                                --------------------------
NAME                                                            EXERCISABLE  UNEXERCISABLE
--------------------------------------------------------------  -----------  -------------

Bryan J. Zwan.................................................      --            --
Kenneth T. Myers..............................................      --            100,000
Eric A. Mitchell..............................................      --             20,000
Doug Dohring..................................................     176,667        --
Elizabeth W. Weigand..........................................      --              7,000(1)
Al G. Zwan....................................................      --            --

--------------
(1) Of the 28,000 options originally granted to Ms. Weigand, 21,000 options have expired because Ms. Weigand is no longer an employee of the Company.

EMPLOYMENT AGREEMENT

    On September 30, 1996, the Company entered into an employment agreement with Mr. Joseph (the "Employment Agreement"). The Employment Agreement provides for Mr. Joseph's employment as Senior Executive Vice President of the Company at a base salary of $250,000, with eligibility to receive an incentive bonus as determined by the compensation committee of the Board of Directors. The Employment Agreement provides for an initial term of five years with one automatic five-year renewal unless terminated by either the Board of Directors or Mr. Joseph in writing at least 180 days prior to a renewal at the end of the initial term. The Employment Agreement contains confidentiality and noncompete provisions by Mr. Joseph in favor of the Company. In the event of the termination of Mr. Joseph, other than for cause, Mr. Joseph will be entitled to severance payments in various fractions or multiples of annual compensation (in no case exceeding three times annual compensation) depending upon whether the termination is made following death or disability of Mr. Joseph, a change in control of the Company or termination without cause by the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS
    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered hereby by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each named executive officer, (iv) all directors and executive officers of the Company as a group, and (v) each Selling Stockholder.

                                                          SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                            OWNED PRIOR TO                            OWNED AFTER THE
                                                           THE OFFERING (1)          NUMBER OF         OFFERING (1)
                                                     -----------------------------    SHARES     -------------------------
                       NAME                               NUMBER         PERCENT      OFFERED       NUMBER       PERCENT
---------------------------------------------------  ----------------  -----------  -----------  ------------  -----------
Bryan J. Zwan (2)..................................        20,000,000        88.8%          --     20,000,000        76.4%
Seth P. Joseph (3).................................           249,146         1.1%          --        249,146           *
Doug C. Dohring (4)................................           176,667           *           --        176,667           *
Kenneth T. Myers (3)...............................            25,000           *           --         25,000           *
Eric A. Mitchell (3)...............................             5,000           *           --          5,000           *
Beth A. Morris (3).................................             4,750           *           --          4,750           *
Robert Goransson (3)...............................             2,688           *           --          2,688           *
Thomas V. Williams (3).............................             2,500           *           --          2,500           *
Norton S. Karno (5)................................           900,002         4.0%     300,000        600,002         2.3%
Gerald Ellenburg (6)...............................           400,000         1.8%     225,334        174,666           *
Ellenburg Capital Corp. (7)........................           200,000           *      116,420         83,580           *
Paul Hedlund.......................................           115,754(8)          *    115,754             --           *
Michael L. Baum....................................           111,334           *      101,334         10,000           *
George W. Murgatroyd...............................            17,001(9)          *     17,001             --           *
Edward F. and Angela M. Guignon....................            17,451           *        6,339         11,112           *
Stanley P. Zurn....................................            13,334           *       13,334             --           *
Robert Welch.......................................            13,334           *       13,334             --           *
Alfred J. Cade.....................................            11,334           *        4,667          6,667           *
ASK Brown Trust....................................             9,364           *        4,667          4,697           *
Frank & Jean Dufek.................................             5,667           *        3,134          2,533           *
Carl R. Gratz Residuary Trust......................             5,667           *        3,134          2,533           *
Venture Tech Investors.............................             5,918           *        2,934          2,984           *
Ruth Cantley.......................................             5,667           *        2,334          3,333           *
Tony Charles Lonstein..............................             4,667           *        2,801          1,866           *
Monte Factor TTEE under the will of Ted H.
 Factor............................................             5,667           *        1,867          3,800           *
Sean Lilly.........................................             5,667           *        1,334          4,333           *
Margaret A. Guignon................................            10,836           *        5,418          5,418           *
All executive officers and directors as a group
 (8 persons) (10)..................................        20,465,751        89.0%          --     20,465,751        76.8%

------------------
*   Less than one percent
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
 (2) Includes 4,666,900 shares of Common Stock held by the ZG Partners, Ltd. (the "Zwan Partnership"). Dr. Zwan is a general partner of the Zwan Partnership, in which he holds a 1% general partnership interest. As the general partner, he has sole voting and investment control over the shares of Common Stock held by the Zwan Partnership. Dr. Zwan is Chairman of the Board, Chief Executive Officer and a director of the Company. His address is 601 Cleveland Street, Fifth Floor, Clearwater, Florida 34615.
 (3) Consists of shares of Common Stock issuable pursuant to employee stock options that may be exercised within 60 days after the date of this Prospectus. The address of such person is 601 Cleveland Street, Fifth Floor, Clearwater, Florida 34615.
 (4) Consists of shares of Common Stock issuable pursuant to employee stock options that may be exercised within 60 days after the date of this Prospectus. The address of such person is 3000 Cornwall Drive, Glendale, California 91206.
 (5) Mr. Karno is the trustee of the following three trusts, each of which owns 133,334 shares of Common Stock: Valerie Ann Karno Adult Trust #1, Stephanie Lynn Karno Adult Trust #1 and Mitchell Perry Karno Adult Trust #1. The shares sold by Mr. Karno are being sold for the benefit of Gerald D. Ellenburg (150,000 shares) Barry L. Haase (50,000 shares) Robert E.C. Wegner (50,000 shares) and Leon D. Meekcoms (50,000 shares), each of whom agreed to purchase such shares from Mr. Karno in March 1996. Mr. Karno has retained title, voting and dividend rights to such shares pending payment in full of the purchase price upon completion of the Offering. Mr. Karno has disclaimed beneficial ownership of the 300,000 shares of Common Stock to be offered.
 (6) Of the shares listed as being sold by Gerald Ellenburg, 40,000 of such shares are being sold for the benefit of Robert E.C. Wegner and 61,436 of such shares are being sold for the benefit of Leon D. Meekcoms. Gerald Ellenburg disclaims beneficial ownership of such 101,436 shares.
 (7) The shares sold by Ellenberg Capital Corp. are being sold for the benefit of Barry L. Hasse (93,475 shares), Thomas Enstice (12,707 shares), John Callaghan (2,667 shares), Douglas Neuman (2,834 shares), Dora Cline (333 shares), Nancy Wenzel (333 shares), Melvyn Glass (667 shares), Sharon Tabor (33 shares), Leon D. Meekcoms (1,370 shares), Gayle Ege (667 shares), Kathryn Policar (667 shares) and Anthony Woller (667 shares). Ellenburg Capital Corp. has disclaimed beneficial ownership of such shares of Common Stock.
 (8) Includes 100,000 shares owned individually by Paul Hedlund and 15,754 shares owned jointly by Paul and Marta Hedlund.
 (9) Includes 5,667 shares of Common Stock owned by George W. Murgatroyd, III, a professional retirement trust.
(10) Includes shares of Common Stock issuable pursuant to employee stock options held by executive officers that may be exercised within 60 days after the date of this Prospectus.

                              CERTAIN TRANSACTIONS

LOAN TO FOUNDER
    On December 21, 1995, the Company loaned Dr. Zwan, the Company's Chairman of the Board and Chief Executive Officer, $1.7 million which he advanced to LMI, Inc. ("LMI"), a corporation wholly owned by Dr. Zwan, to enable LMI to repay a loan extended to LMI by a former stockholder of the Company. See " -- Transactions with GAF HK." The loan to Dr. Zwan is due on December 20, 1997. Interest only is payable monthly at the rate of 9% per annum and the original principal amount of the loan remains outstanding as of the date of this Prospectus.

LOANS MADE BY FOUNDER
    Since 1991, Dr. Zwan from time to time has advanced personal funds to the Company to fund working capital needs. These loans were evidenced by demand promissory notes bearing interest at the rate of 9% per annum. All such loans were satisfied prior to September 30, 1996.

LOANS GUARANTEED BY FOUNDER
    Dr. Zwan and/or his wife personally guaranteed most of the Company's indebtedness incurred since inception. As of the date of this Prospectus, no indebtedness of the Company which had been guaranteed by Dr. Zwan and/or his wife remained outstanding.

TRANSACTIONS WITH FORMER STOCKHOLDER
    On June 21, 1994, Dr. Zwan sold 19,215,686 of the 39,215,686 shares of the Common Stock then outstanding (after giving effect to subsequent splits and conversions) to an unaffiliated third party (the "Former Stockholder") for a purchase price of $500,000 pursuant to a Stock Purchase Agreement. In connection with that transaction, the Former Stockholder became a member of the Company's Board of Directors and the Former Stockholder and the Company entered into a Shareholders' Agreement restricting both the stockholders' ability to transfer their shares and the Company's ability to issue additional shares of Common Stock and any other securities. Sale of the 19,215,686 shares was originally intended to be a part of a series of transactions pursuant to which Dr. Zwan would also acquire stock of and provide technological support to certain companies owned by the Former Stockholder, the businesses of which are not related to telecommunications. Subsequently, Dr. Zwan determined not to proceed with the planned affiliation and on February 9, 1995, the Company acquired from the Former Stockholder the option to repurchase the shares of Common Stock held by the Former Stockholder for a price of $2.5 million (the "Option"). The Option originally provided that the Company would be credited with a $1.6 million partial payment of the Option purchase price upon payment of such amount to GAF HK (hereinafter defined) by LMI with respect to the GAF HK Loan (hereinafter defined). The Option subsequently was modified to reduce the price to $801,000 and eliminate the credit for LMI's payment of the GAF HK Loan. On November 30, 1995, the Company exercised the Option by repurchasing the 19,215,686 shares subject to the Option for $801,000 (the "Repurchase") and the Former Stockholder resigned from the Board of Directors.

TRANSACTIONS WITH GAF USA
    Pursuant to the Stock Purchase Agreement, in June 1994 the Former Stockholder caused Great American Fun Corp., an Ohio corporation which was wholly owned by the Former Stockholder ("GAF USA"), to provide the Company with a $3 million line of credit facility secured by the Company's business assets (the "GAF USA Loan"). The Company's maximum outstanding principal balance under the GAF USA Loan was $2.4 million. The principal of the GAF USA Loan bore interest at the prime rate and was secured by 9,200,000 shares of Common Stock held of record by Dr. Zwan. The GAF USA Loan was retired on September 5, 1996.

TRANSACTIONS WITH GAF HK
    On June 25, 1994, LMI borrowed $1.5 million (the "GAF HK Loan") from Great American Fun (HK) Ltd., a Hong Kong corporation wholly owned by the Former Stockholder ("GAF HK"). The GAF HK Loan had an original maturity date of August 31, 1995, but was extended until December 22, 1995. On December 22, 1995, the GAF HK Loan was retired with the proceeds of a loan by the Company to Dr. Zwan, which he advanced to LMI. See "-- Loan to Founder."

LEGAL SERVICES

    Seth P. Joseph, the Senior Executive Vice President and a director of the Company, was a partner in the law firm of Baker & McKenzie for more than five years prior to joining the Company in September 1996. Baker & McKenzie received legal fees from the Company in connection with professional services provided to the Company during 1995 and 1996.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 20,000,000 shares of Preferred Stock, $.0001 par value, issuable in series and 200,000,000 shares of Common Stock, $.0001 par value. The following statements are brief summaries of certain provisions relating to the Company's capital stock contained in its Certificate of Incorporation (the "Certificate") and Bylaws and in the laws of Delaware.

COMMON STOCK

    The Company's authorized Common Stock consists of 200,000,000 shares, $.0001 par value, of which 22,518,917 shares are issued and outstanding as of the date of this Prospectus. The issued and outstanding shares of Common Stock are fully paid and non-assessable. Holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. As of the date of this Prospectus, there are 75 holders of record of the Company's Common Stock. Each share of the Company's Common Stock is entitled to equal dividend rights and to equal rights in the assets of the Company available for distribution to holders of Common Stock upon liquidation, subject to the rights of outstanding series of Preferred Stock. The Company's Certificate and Bylaws do not provide for preemptive rights of the holders of its Common Stock. The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company. Its telephone number is 212.936.5100.

PREFERRED STOCK

    The Company's Board of Directors may, without further action by the Company's stockholders, from time to time direct the issuance of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of the Common Stock. See "Dividend Policy." Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting powers of the holders of Common Stock, including the loss of voting control to others. No shares of Preferred Stock have been issued.

CERTAIN VOTING PROVISIONS

    Stockholders' rights and related matters are governed by Delaware corporate law, the Company's Certificate and its Bylaws. Certain provisions of the Certificate and Bylaws which are summarized below may affect potential changes in control of the Company, may make it more difficult to acquire and exercise control of the Company and may make changes in management more difficult to accomplish.

    Article Eight of the Certificate contains provisions (the "Fair Price Provisions") which require the approval (an "Unaffiliated 70% Vote") of the holders of 70% of those shares that are not beneficially owned or controlled by a stockholder who owns directly or indirectly 10% or more of the outstanding voting shares of the Company (a "Related Person"), defined to exclude the sole incorporator of the Company, Bryan J. Zwan, or his affiliates, as a condition to specified business combinations (the "Business Combinations") with or proposed by any Related Person, except where the transaction (i) has been approved by two-thirds of the directors who are not affiliated with the Related Person (the "Continuing Directors") or (ii) meets certain minimum price criteria and procedural conditions. If the Business Combination satisfies either of these criteria, the usual requirements of applicable law, regulations and other provisions of the Certificate would apply.

    A Business Combination includes, among others, the following: (i) a merger or consolidation of the Company or any subsidiary of the Company with a Related Person; (ii) the sale, lease, mortgage or other disposition by the Company or any subsidiary of the Company of assets worth more than a specified amount to a Related Person; (iii) the sale, lease or mortgage to the Company or any subsidiary of the Company of all or more than a specified amount of the assets of a Related Person or its affiliates; (iv) the issuance, pledge or transfer of stock or other securities of the Company or any of its subsidiaries to a Related Person in exchange for cash or property worth more than a specified amount, unless such person is acting as an underwriter with respect to such securities; (v) the adoption of any plan or proposal to liquidate or dissolve the Company that is proposed by a Related Person; (vi) any reclassification of securities, recapitalization or other transaction which has the direct or indirect effect of increasing the voting power or proportionate share of the outstanding stock (or of any class or series of stock) of the Company or any subsidiary of the Company owned by a Related Person; (vii) any agreement, contract or other arrangement providing directly or indirectly for any of the foregoing; or (vii) any series of transactions that not less than two-thirds of the Continuing Directors determine are related and, if taken together, would constitute a Business Combination.

    The Fair Price Provisions require the consideration to be paid to the Company's stockholders in a Business Combination not approved by either two-thirds of the Continuing Directors or an Unaffiliated 70% Vote to be either cash or the same type of consideration paid by the Related Person in acquiring the Company's voting stock that it previously acquired. The fair market value of any consideration other than cash or publicly traded securities would be determined by a majority of the Continuing Directors. The Fair Price Provisions require the Related Person to meet the minimum price criteria with respect to each class or series of Common or Preferred Stock, whether or not the Related Person owned shares of that class or series prior to proposing the Business Combination.

    Candidates for directors shall be nominated only by the Board of Directors or by a stockholder who gives written notice to the Company at least 120 days but not more than 180 days before the annual meeting. The Company may have one to nine directors as determined from time to time by the Board of Directors. The Board of Directors currently consists of three members. Messrs. Hamilton and Marshall have agreed to serve as directors of the Company following the Offering. Between stockholders' meetings, the Board of Directors may appoint new directors to fill vacancies or newly created directorships. A director may be removed from office only for cause and only by the affirmative vote of at least 70% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

    The Certificate further provides that stockholder action must be taken at a meeting of stockholders and may not be effected by any consent in writing unless approved by a vote of two-thirds of the Continuing Directors. Special meetings of stockholders may be called only by the President or by a majority of the Board of Directors. If a stockholder wishes to propose an agenda item for consideration, he must give a brief description of each item and notice to the Company not less than 120 nor more than 180 days prior to the meeting. Stockholders will need to present their proposals or director nominations in advance of the time they receive notice of the meeting since the Company's Bylaws provide that notice of a stockholders' meeting must be given not less than ten or more than 60 days prior to the meeting date.

    The Certificate generally provides further that the foregoing provisions of the Certificate and Bylaws may be amended or repealed by the stockholders only with the affirmative vote of at least 70% of the shares entitled to vote generally in the election of directors voting together as a single class unless two-thirds of the Continuing Directors approve the changes in which event a majority vote would be sufficient. These provisions exceed the usual majority vote requirement of Delaware law and are intended to prevent the holders of less than 70% of the voting power from circumventing the foregoing terms by amending the Certificate or Bylaws. These provisions, however, enable the holders of more than 30% of the voting power to prevent amendments to the Certificate or Bylaws even if they are approved by the holders of a majority of the voting power.

    The effect of such provisions of the Company's Certificate and Bylaws may be to make more difficult the accomplishment of a merger or other takeover or change in control of the Company. To the extent that these provisions have this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Furthermore, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for Common Stock and in so doing may diminish the market value of Common Stock. The Company is not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of Common Stock.

CHANGE OF CONTROL PROVISIONS

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203") regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more the corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of Section 203.

PERSONAL LIABILITY OF DIRECTORS

    Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and accordingly the Certificate includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except as provided under Delaware law. Pursuant to Delaware law, directors of the Company are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the corporation), or for certain other claims. The foregoing provisions of the Certificate may reduce the likelihood of success of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. Furthermore, the Company intends to enter into indemnity agreements with present and future officers and directors for the indemnification of and the advancing of expenses to such persons to the full extent permitted by law.

REGISTRATION RIGHTS

    Holders of 2,518,917 shares of Common Stock currently possess the right to have the shares of Common Stock registered under the Securities Act whenever the Company proposes to register Common Stock under the Securities Act for sale to the public. Such holders may require the Company, subject to certain limitations, to include all or any portion of their Common Stock in such registration (a "Piggyback Registration") and to pay such stockholders' registration expenses, but not underwriting commissions or discounts in connection with such registrations. To the extent the managing underwriter associated with such registration determines to include only shares offered by the Company, the Company will not have an obligation to register any shares held by such holders for sale. In addition, the number of shares to be included will be reduced pro-rata with all other shares not offered by the Company. The Company has agreed to indemnify the holders against certain liabilities, including liabilities under the Securities Act, in connection with the registration of their shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offering, there has not been any public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price.

    Upon completion of the Offering, the Company will have outstanding 26,177,777 shares of Common Stock. Of these shares, the 4,600,000 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except that shares owned by "affiliates" of the Company ("Affiliates"), as that term is defined in Rule 144 under the Securities Act ("Rule 144"), may generally only be sold in compliance with applicable provisions of Rule 144. The remaining 21,577,777 shares of Common Stock (the "Restricted Shares") held by existing stockholders upon completion of the Offering will be "restricted" securities within the meaning of Rule 144 and may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including sales pursuant to Rule 144.

    All directors and officers and each of the Selling Stockholders have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of CSFBC. See "Underwriting." Beginning 180 days after the date of this Prospectus, 20,000,000 additional Restricted Shares subject to such agreements will become eligible for sale in the public market pursuant to Rule
144. CSFBC may, in its sole discretion and at any time without notice, waive the provisions of the lock-up agreements.

    In general, under Rule 144, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least two years (including the holding period of certain prior owners), will be entitled to sell in "restricted brokers' transactions" or to market makers, within any three-month period commencing 90 days after the Company becomes subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a number of Restricted Shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 262,000 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding such sale, subject, generally, to the filing of a Form 144 with respect to such sales and certain other limitations and restrictions. In addition, a person (or person whose shares are aggregated), who is not deemed to have been an Affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned the Restricted Shares proposed to be sold for at least three years, is entitled to sell such shares under Rule 144(k) without regard to the limitations described above. Further, Rule 144A under the Securities Act permits the immediate sale of restricted shares to certain qualified institutional buyers without regard to the volume restrictions described above.

    In general, under Rule 701 of the Securities Act ("Rule 701"), any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or other written compensatory agreement is entitled to resell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and Affiliates are entitled to sell their Rule 701 shares without having to comply with holding-period restrictions under Rule 144, in each case commencing 90 days after the Company becomes subject to the reporting requirements of Section 13 of the Exchange Act. Rule 701 is available for stockholders of the Company who own shares issued pursuant to exercise of options granted prior to the Offering.

    As of the date hereof, the Company has authorized an aggregate of up to 5,000,000 shares of Common Stock for issuance pursuant to the Option Plan. See "Management -- Option Plan." As of December 31, 1996, options to purchase 1,250,037 shares had been granted pursuant to the Option Plan. The Company intends to file registration statements under the Securities Act within approximately 90 days after the date of this Prospectus to register up to 5,000,000 shares available for issuance under the Option Plan. After the effective date of the applicable registration statement, shares of Common Stock issued under the Option Plan will be immediately available for sale in the public market, subject in certain cases to the lock-up restrictions described above and subject, in the case of sales by Affiliates, to certain limitations and restrictions under Rule 144.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated February 5, 1997 (the "Underwriting Agreement") among the Company, the Selling Stockholders and the underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation ("CSFBC") and Furman Selz LLC are acting as representatives (the "Representatives"), the Underwriters have severally but not jointly agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock.

                                                                                   NUMBER OF
            UNDERWRITER                                                              SHARES
                                                                                   ----------
Credit Suisse First Boston Corporation...........................................   1,449,000
Furman Selz LLC..................................................................   1,449,000
Alex. Brown & Sons Incorporated..................................................      92,000
Arnhold and S. Bleichroeder, Inc.................................................      46,000
Bear, Stearns & Co. Inc..........................................................      92,000
Cowen & Company..................................................................      92,000
Dean Witter Reynolds Inc.........................................................      92,000
Gerard Klauer Mattison & Co., Inc................................................      46,000
Hambrecht & Quist LLC............................................................      92,000
Hoak Breedlove Wesneski & Co.....................................................      46,000
Invemed Associates, Inc..........................................................      92,000
Montgomery Securities............................................................      92,000
Morgan Keegan & Company, Inc.....................................................      46,000
J.P. Morgan Securities Inc.......................................................      92,000
Needham & Company, Inc...........................................................      46,000
Nutmeg Securities Ltd............................................................      46,000
Oppenheimer & Co., Inc...........................................................      92,000
PaineWebber Incorporated.........................................................      92,000
Punk, Ziegel & Knoell, L.P.......................................................      46,000
Robertson, Stephens & Company LLC................................................      92,000
Sanders Morris Mundy Inc.........................................................      46,000
Smith Barney Inc.................................................................      92,000
SoundView Financial Group, Inc...................................................      46,000
UBS Securities LLC...............................................................      92,000
Volpe, Welty & Company LLC.......................................................      46,000
Wessels, Arnold & Henderson, L.L.C...............................................      46,000
                                                                                   ----------
      Total......................................................................   4,600,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Company has granted to the Underwriters an option exercisable by CSFBC on behalf of the Underwriters, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 690,000 additional shares of the Common Stock at the initial public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

    The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Underwriters, to certain dealers at such price less a concession of $0.50 per share, and the Underwriters and such dealers may allow a discount of $0.10 per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

    The Representatives have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares being offered hereby.

    The Company, its officers and directors and the Selling Stockholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in the case of the Company, file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to any additional shares of the Company's Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Company's Common Stock, without the prior written consent of CSFBC for a period of 180 days after the date of this Prospectus, except issuances pursuant to the exercise of stock options granted under the Option Plan.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock has been negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock were the Company's historic performance, estimates of the business potential and earnings prospects of the Company and its industry in general, an assessment of the Company's management, the market valuation of companies in related businesses, the general condition of the equity securities market and other relevant factors. There can be no assurance that the initial public offering price of the Common Stock will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering, or that an active public market for the Common Stock will develop and continue after the Offering.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

    Each  purchaser  of  Common  Stock   in  Canada  who  receives  a   purchase
confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the SECURITIES ACT (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons and the Selling Stockholders may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons and the Selling Stockholders in Canada or to enforce a judgment obtained in Canadian courts against the issuer or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of Common Stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

    The validity of Common Stock offered hereby will be passed upon for the Company by Baker & McKenzie. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by King & Spalding.

                                    EXPERTS

    The balance sheets as of December 31, 1994 and 1995 and September 30, 1996 and the statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1995 and the nine months ended September 30, 1996 appearing in this Prospectus and Registration Statement are included in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to herein are not necessarily complete and, where such contract, agreement or other document is an exhibit to the Registration Statement, reference is made to such exhibit for a complete description of the matter involved, and each such statement is qualified in all respects by the provisions of such exhibit. Copies of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Branch of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the Commission. The Registration Statement may also be obtained through the Commission's URL at "http://www.sec.gov."

    The Company intends to furnish its stockholders with annual reports containing audited financial statements and a report thereon by its independent public accountants and with quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2

Balance Sheets.............................................................................................         F-3

Statements of Operations...................................................................................         F-4

Statements of Stockholders' Equity (Deficit)...............................................................         F-5

Statements of Cash Flows...................................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Digital Lightwave, Inc.

    We have audited the accompanying balance sheets of Digital Lightwave, Inc. (the Company) as of December 31, 1994 and 1995, and September 30, 1996, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Lightwave, Inc. as of December 31, 1994 and 1995, and September 30, 1996, and the results of its operations and its cash flows for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Tampa, Florida
October 21, 1996, except as to certain information in Note 10 for which the date is December 5, 1996

                            DIGITAL LIGHTWAVE, INC.
                                 BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                           1994          1995          1996
                                                                       ------------  ------------  -------------
                               ASSETS
Current assets:
  Cash and cash equivalents..........................................   $       26    $       72     $   2,456
  Receivables........................................................           --            10         1,391
  Notes receivable...................................................           --            --            44
  Inventories........................................................           97           622           714
  Prepaid expenses and other assets..................................           25            48           383
                                                                       ------------  ------------  -------------
    Total current assets.............................................          148           752         4,988
Property and equipment, net..........................................          172           515         1,048
Other assets.........................................................           12            10            19
                                                                       ------------  ------------  -------------
                                                                        $      332    $    1,277     $   6,055
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable and accrued liabilities...........................   $      449    $    1,278     $   1,811
  Notes payable......................................................        1,500         7,695           750
  Notes payable -- related party.....................................          102           202            --
  Capital lease obligation, current portion..........................           36           172           164
                                                                       ------------  ------------  -------------
    Total current liabilities........................................        2,087         9,347         2,725
Notes payable........................................................          500            --            --
Capital lease obligation.............................................           73            88            93
Other long-term liabilities..........................................           --             5            --
                                                                       ------------  ------------  -------------
    Total liabilities................................................        2,660         9,440         2,818
                                                                       ------------  ------------  -------------
Commitments (Notes 6, 7, 8, and 10)

Stockholders' equity (deficit):
  Preferred stock, $.0001 par value; authorized 20,000,000 shares; no
   shares issued or outstanding......................................           --            --            --
  Common stock, $.0001 par value; authorized 200,000,000 shares;
   issued and outstanding 39,215,686, 20,000,000, and 22,518,917
   shares, respectively..............................................            4             2             2
  Additional paid-in capital.........................................          523           522        14,242
  Accumulated deficit................................................       (2,855)       (6,987)       (9,307)
                                                                       ------------  ------------  -------------
                                                                            (2,328)       (6,463)        4,937
  Less: Note receivable from stockholder.............................           --        (1,700)       (1,700)
                                                                       ------------  ------------  -------------
    Total stockholders' equity (deficit).............................       (2,328)       (8,163)        3,237
                                                                       ------------  ------------  -------------
      Total liabilities and stockholders' equity (deficit)...........   $      332    $    1,277     $   6,055
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

   The accompanying notes are an integral part of these financial statements.

                            DIGITAL LIGHTWAVE, INC.
                            STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        NINE MONTHS ENDED SEPTEMBER
                                                     YEAR ENDED DECEMBER 31,                        30,
                                           -------------------------------------------  ----------------------------
                                               1993           1994           1995                          1996
                                           -------------  -------------  -------------      1995       -------------
                                                                                        -------------
                                                                                         (UNAUDITED)
Sales....................................  $          --  $          --  $          --  $          --  $       3,037
Cost of goods sold.......................             --             --             --             --          1,152
                                           -------------  -------------  -------------  -------------  -------------
    Gross profit.........................             --             --             --             --          1,885
                                           -------------  -------------  -------------  -------------  -------------
Operating expenses:
  Research and development...............            439          1,241          1,509          1,169          1,653
  General and administrative.............            106            179          1,017            569            897
  Sales and marketing....................             --             67            199            156          1,048
  Relocation.............................             --             81             --             --             --
                                           -------------  -------------  -------------  -------------  -------------
    Total operating expenses.............            545          1,568          2,725          1,894          3,598
                                           -------------  -------------  -------------  -------------  -------------
Operating income (loss)..................           (545)        (1,568)        (2,725)        (1,894)        (1,713)
Interest income..........................              2              1              8              3            143
Interest expense.........................            (43)          (115)          (621)          (370)          (557)
Other income (expense), net..............             --             --              4             --           (193)
                                           -------------  -------------  -------------  -------------  -------------
    Income (loss) before
     income taxes........................           (586)        (1,682)        (3,334)        (2,261)        (2,320)
Provision for income taxes...............             (1)            (1)            --             --             --
                                           -------------  -------------  -------------  -------------  -------------
    Net income (loss)....................  $        (587) $      (1,683) $      (3,334) $      (2,261) $      (2,320)
                                           -------------  -------------  -------------  -------------  -------------
                                           -------------  -------------  -------------  -------------  -------------
  Net income (loss) per share............  $       (0.01) $       (0.04) $       (0.08) $       (0.06) $       (0.11)
                                           -------------  -------------  -------------  -------------  -------------
                                           -------------  -------------  -------------  -------------  -------------
Weighted average common and
 common equivalent
 shares outstanding......................     41,044,921     41,044,921     39,443,614     41,044,921     21,829,235

   The accompanying notes are an integral part of these financial statements.

                            DIGITAL LIGHTWAVE, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        NOTE
                                                     COMMON STOCK           ADDITIONAL               RECEIVABLE
                                              --------------------------     PAID-IN                    FROM
                                                 SHARES        AMOUNT        CAPITAL      (DEFICIT)  STOCKHOLDER      TOTAL
                                              -------------  -----------  --------------  ---------  -----------  -------------
Balance, January 1, 1993....................     39,215,686           4             523        (585)         --             (58)
Net loss....................................             --          --              --        (587)         --            (587)
                                              -------------         ---   --------------  ---------  -----------  -------------
Balance, December 31, 1993..................     39,215,686           4             523      (1,172)         --            (645)
Net loss....................................             --          --              --      (1,683)         --          (1,683)
                                              -------------         ---   --------------  ---------  -----------  -------------
Balance, December 31, 1994..................     39,215,686           4             523      (2,855)         --          (2,328)
Purchase and retirement of common stock,
 November...................................    (19,215,686)         (2)             (1)       (798)         --            (801)
Note receivable from stockholder............             --          --              --          --      (1,700)         (1,700)
Net loss....................................             --          --              --      (3,334)         --          (3,334)
                                              -------------         ---   --------------  ---------  -----------  -------------
Balance, December 31, 1995..................     20,000,000           2             522      (6,987)     (1,700)         (8,163)
Issuance of common stock in exchange for
 debt.......................................      1,013,924          --           5,321          --          --           5,321
Sale of common stock........................        221,992          --           2,100          --          --           2,100
Issuance of common stock upon exercise of
 stock options..............................         31,334          --              39          --          --              39
Issuance of common stock upon exercise of
 warrants...................................      1,251,667          --           6,260          --          --           6,260
Net loss....................................             --          --              --      (2,320)         --          (2,320)
                                              -------------         ---   --------------  ---------  -----------  -------------
Balance, September 30, 1996.................     22,518,917   $       2    $     14,242   $  (9,307)  $  (1,700)  $       3,237
                                              -------------         ---   --------------  ---------  -----------  -------------
                                              -------------         ---   --------------  ---------  -----------  -------------

   The accompanying notes are an integral part of these financial statements.

                            DIGITAL LIGHTWAVE, INC.

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                               YEAR ENDED DECEMBER 31,         NINE MONTHS ENDED
                                                                                                 SEPTEMBER 30,
                                                           -------------------------------  ------------------------
                                                             1993       1994       1995        1995         1996
                                                           ---------  ---------  ---------  -----------  -----------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net loss...............................................  $    (587) $  (1,683) $  (3,334)  $  (2,261)   $  (2,320)
  Adjustments to reconcile net loss to net cash used by
   operating activities:
    Interest expense converted to equity.................         --         --         --          --          113
    Depreciation and amortization........................         41         59        102          69          128
    Loss on disposal of property.........................         --         43         --          --           --
    Changes in operating assets and liabilities:
      (Increase) decrease in receivables.................         --         --        (10)         (2)      (1,425)
      (Increase) decrease in inventories.................         --        (97)      (526)       (304)         (81)
      (Increase) decrease in prepaid expenses and other
       assets............................................         --        (29)       (21)          7         (345)
      Increase (decrease) in accounts payable and accrued
       liabilities.......................................         91        241        760         986          406
                                                           ---------  ---------  ---------  -----------  -----------
        Net cash used by operating activities............       (455)    (1,466)    (3,029)     (1,505)      (3,524)
                                                           ---------  ---------  ---------  -----------  -----------
Cash flows for investing activities:
  Purchases of property and equipment....................        (40)       (93)      (173)       (145)        (516)
                                                           ---------  ---------  ---------  -----------  -----------
        Net cash used by investing activities............        (40)       (93)      (173)       (145)        (516)
                                                           ---------  ---------  ---------  -----------  -----------
Cash flows from financing activities:
  Stockholder borrowings.................................         --         --     (1,700)         --           --
  Proceeds from notes payable............................        300      2,000      5,696       1,683        1,750
  Principal payments on notes payable....................         --       (300)        --          --        2,400
  Proceeds from notes payable, related party.............        146        152        100          --           --
  Principal payments on notes payable, related party.....       (130)      (305)        --          --         (202)
  Principal payments, capital lease obligation...........        (16)       (19)       (47)        (58)        (148)
  Cash paid for common stock.............................         --         --         --          --        2,624
  Purchase and retirement of common stock................         --         --       (801)         --           --
                                                           ---------  ---------  ---------  -----------  -----------
        Net cash provided by financing activities........        300      1,528      3,248       1,625        6,424
                                                           ---------  ---------  ---------  -----------  -----------
Net increase (decrease) in cash and cash equivalents.....       (195)       (31)        46         (25)       2,384
Cash and cash equivalents at beginning of period.........        252         57         26          26           72
                                                           ---------  ---------  ---------  -----------  -----------
Cash and cash equivalents at end of period...............  $      57  $      26  $      72   $       1    $   2,456
                                                           ---------  ---------  ---------  -----------  -----------
                                                           ---------  ---------  ---------  -----------  -----------
Supplementary information:
  Cash paid for interest.................................  $      12  $      88  $     154
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------
  Noncash investing and financing activities:
  Capital lease obligation...............................  $      92  $      51  $     246   $     246    $      17
                                                           ---------  ---------  ---------  -----------  -----------
                                                           ---------  ---------  ---------  -----------  -----------
  Accrued interest converted to equity...................  $      --  $      --  $      --   $      --    $      92
                                                           ---------  ---------  ---------  -----------  -----------
                                                           ---------  ---------  ---------  -----------  -----------
  Fixed asset additions included in accounts payable at
   period end............................................  $      --  $      --  $      25   $      --    $      --
                                                           ---------  ---------  ---------  -----------  -----------
                                                           ---------  ---------  ---------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

                            DIGITAL LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    GENERAL -- Digital Lightwave, Inc. (the "Company") was incorporated on October 12, 1990. The Company commenced business on February 15, 1991 to develop and manufacture network information systems.

    BASIS OF PRESENTATION -- The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred cumulative losses of approximately $8.5 million and has working capital of approximately $2.3 million and a stockholders' equity of approximately $3.2 million at September 30, 1996. Funding for the Company's losses has been provided by the Company's stockholders.

    INTERIM FINANCIAL INFORMATION -- The financial statements as of September 30, 1996, and for the nine months ended September 30, 1996 and 1995 (unaudited) include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position, results of operations, and cash flows. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996.

    CASH EQUIVALENTS -- The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

    INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out) or market. The costs of certain inventory units are charged to expense if the Company determines that the units will be used for demonstration purposes.

    REVENUE RECOGNITION -- Revenue is recognized at the date of shipment as the Company has no further significant obligations.

    PROPERTY AND EQUIPMENT -- The Company's property and equipment, including certain assets under capital leases, are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives of 5-7 years, or over the lesser of the term of the lease or the estimated useful life of assets under the capital lease. Maintenance and repairs are expensed as incurred while renewals and betterments are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation and amortization, and any resulting gain or loss is included in the results of operations.

    RESEARCH AND DEVELOPMENT -- Software development costs are included in research and development and are expensed as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," requires the capitalization of certain software development costs during the period following the time that technological feasibility is established until general release of the product to customers. The capitalized cost is then amortized over the estimated product life. To date, the period between achieving technological feasibility and the general release to customers has been short and, therefore, software development costs qualifying for capitalization have been insignificant.

    INCOME TAXES -- The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

    COMPUTATION OF NET LOSS PER SHARE -- Net loss per common and common equivalent share for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
(unaudited) and September 30, 1996 have been computed using the weighted average number of common and common equivalent shares outstanding using the treasury stock method, as adjusted for the common stock conversion described in Note 10 for all periods presented is summarized as follows:

                                                                                           NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                             ----------------------------------------  --------------------------
                                                 1993          1994          1995                        1996
                                             ------------  ------------  ------------      1995      ------------
                                                                                       ------------
                                                                                       (UNAUDITED)
Weighted average common stock outstanding      40,591,270    40,591,270    38,989,963    40,591,270    21,375,584
Weighted average common stock equivalents
 outstanding                                      453,651       453,651       453,651       453,651       453,651
                                             ------------  ------------  ------------  ------------  ------------
Shares used in net loss per share
 computation                                   41,044,921    41,044,921    39,443,614    41,044,921    21,829,235
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

    Pursuant to the requirements of the Securities and Exchange Commission, common stock, stock options, and warrants issued by the Company during the twelve months immediately preceding the initial public offering date have been included in the calculation of the weighted average shares outstanding for all periods presented using the treasury stock method based on the estimated initial public offering price. Accordingly, weighted average common stock outstanding includes 1,375,584 common stock equivalent shares issued during the nine months ended September 30, 1996 shown as outstanding for all periods presented. Weighted average common stock equivalents outstanding includes 453,651 common stock equivalent shares for options and warrants issued during the nine months ended September 30, 1996.

    CONCENTRATIONS OF CREDIT RISK -- Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. As of December 31, 1994 and 1995 and September 30, 1996, substantially all of the Company's cash balances, including amounts representing outstanding checks, were deposited with what management believes to be high-quality financial institutions.

    USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    NEW ACCOUNTING PRONOUNCEMENT -- SFAS No. 123, "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based employee compensation plans, including stock options. SFAS No. 123 defines and encourages the use of the fair value method of accounting for employee stock-based compensation. Continuing use of the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") for measurement of employee stock-based compensation is allowed with pro forma disclosures of net income and net income per share as if the fair value method of accounting had been applied. SFAS No. 123 is effective for transactions entered into for years after December 15, 1995. The Company has determined that it will continue to use the method of accounting prescribed in APB 25 for measurement of employee stock-based compensation, and will begin providing the required pro forma disclosures in its financial statements for the year ended December 31, 1996 as allowed by SFAS No. 123. In the opinion of management, SFAS No. 123 is not expected to have a material impact on the Company's financial statements.

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    RECLASSIFICATIONS -- Certain reclassifications have been made to 1994 balance sheet amounts in order to conform with 1995 presentations. The reclassifications had no impact on the results of operations for 1994.

2.  INVENTORIES:
    Inventories consist of the following:

                                                             DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                 1994          1995          1996
                                                             ------------  ------------  -------------
                                                                          (IN THOUSANDS)
Raw materials..............................................   $       97    $      418    $       343
Work-in-progress...........................................           --           204            346
Finished goods.............................................           --            --             25
                                                             ------------  ------------  -------------
                                                              $       97    $      622    $       714
                                                             ------------  ------------  -------------
                                                             ------------  ------------  -------------

3.  PROPERTY AND EQUIPMENT:
    Property and equipment consists of the following:

                                                             DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                 1994          1995          1996
                                                             ------------  ------------  -------------
                                                                          (IN THOUSANDS)
Test equipment.............................................   $      211    $      211    $       323
Computer equipment and software............................           27           304            588
Tooling....................................................           --           119            171
Office furniture, fixtures and equipment...................            8            56            269
                                                             ------------  ------------  -------------
                                                                     246           690          1,351
Less: accumulated depreciation and amortization............          (74)         (175)          (303)
                                                             ------------  ------------  -------------
                                                              $      172    $      515    $     1,048
                                                             ------------  ------------  -------------
                                                             ------------  ------------  -------------

Equipment under capital lease and related accumulated amortization, included above, consist of the following:

                                                             DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                 1994          1995          1996
                                                             ------------  ------------  -------------
                                                                          (IN THOUSANDS)
Test equipment.............................................   $      143    $      143    $       143
Computer equipment and software............................           --           246            394
                                                             ------------  ------------  -------------
                                                                     143           389            537
Less: accumulated amortization.............................          (61)         (133)          (194)
                                                             ------------  ------------  -------------
                                                              $       82    $      256    $       343
                                                             ------------  ------------  -------------
                                                             ------------  ------------  -------------

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:
    Accounts payable and accrued liabilities consist of the following:

                                                             DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                 1994          1995          1996
                                                             ------------  ------------  -------------
                                                                          (IN THOUSANDS)
Accounts payable...........................................   $      195    $      486    $       744
Accrued audit/consulting fees..............................           12            25              4
Deferred compensation......................................           99           548            233
Accrued warranty...........................................           --            --             30
Advance from stockholder...................................           --            --            400
Payable to stockholders....................................           14            14            179
Accrued sales commissions..................................           --            --            142
Accrued interest...........................................           88           154             11
Accrued vacation...........................................           20            31             51
Accrued payroll taxes......................................           16            13              4
Other......................................................            5             7             13
                                                             ------------  ------------  -------------
                                                              $      449    $    1,278    $     1,811
                                                             ------------  ------------  -------------
                                                             ------------  ------------  -------------

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES:
    The provision for income taxes for the years ended December 31, 1993 and 1994 represents minimum California franchise taxes.

    The tax effected amounts of temporary differences consist of the following:

                                                                       DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                           1994          1995          1996
                                                                       ------------  ------------  -------------
                                                                                    (IN THOUSANDS)
Current
  Deferred tax assets:
    Deferred compensation............................................   $       37    $      206     $      88
    Other............................................................            7            11            21
    Valuation allowance..............................................          (44)         (213)         (107)
                                                                       ------------  ------------  -------------
      Total current deferred tax asset...............................           --             4             2
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------
        Net current deferred tax asset...............................           --             4             2
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------
Non-current:
  Deferred tax assets:
    Net operating loss carryforward..................................          741         1,854         2,825
    Research and experimentation credit..............................          119           142            18
    Other............................................................           --            --           142
    Valuation allowance..............................................         (856)       (1,953)       (2,930)
                                                                       ------------  ------------  -------------
      Total non-current deferred tax asset...........................            4            43            55
                                                                       ------------  ------------  -------------
  Deferred tax liability:
  Property related...................................................           (4)          (47)          (57)
                                                                       ------------  ------------  -------------
    Total deferred tax liability.....................................           (4)          (47)          (57)
                                                                       ------------  ------------  -------------
        Net non-current deferred tax asset...........................           --            --            --
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

    Management believes that it is more likely than not that the tax benefit associated with these deferred tax assets will not be realized and therefore as of September 30, 1996, the Company has established a valuation allowance of approximately $3,037,000. The result is an increase in the valuation allowance from December 31, 1995 of approximately $871,000.

    As of September 30, 1996, the Company had net operating loss carryforwards of approximately $8,215,000 for tax purposes. Due to certain change of ownership requirements of Section 382 of the Internal Revenue Code ("IRC"), utilization of the Company's net operating losses incurred prior to July 1, 1993 is expected to be limited to approximately $7,500 per year. This limitation in conjunction with the expiration period for these pre-July 1, 1993 net operating losses results in the Company's total net operating losses available being limited to approximately $7,507,000. Loss carryforwards will expire during the years 2005 and 2011.

    As of September 30, 1996, the Company also had general business credit carryforwards of approximately $142,000, which expire between the years 2008 and 2011. These credits are also subject to the Section 382 annual limitation. Approximately $15,000 of these credits are subject to the Section 382 annual limitation.

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES: (CONTINUED)
    Following is a reconciliation of the applicable federal income tax as computed at the federal statutory tax rate to the actual income taxes reflected in the statement of operations (in thousands):

                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,                    SEPTEMBER 30,
                                             1993           1994           1995                            1996
                                         -------------  -------------  ------------   SEPTEMBER 30,   ---------------
                                                                                          1995
                                                                                     ---------------
                                                                                       (UNAUDITED)
Tax at U.S. federal income tax rate....    $    (200)     $    (572)    $   (1,134)     $    (769)       $    (789)
State income tax, net of federal
 benefit...............................          (21)           (61)          (121)           (82)             (84)
IRC Section 382 limitation.............           86             --             --             --               --
Valuation allowance increase...........          164            695          1,266            873              870
Research and experimentation credit....          (29)           (91)           (22)           (22)              --
Other..................................           --             29             11             --                3
                                               -----          -----    ------------         -----            -----
  Provision for income taxes...........           --             --             --             --               --
                                               -----          -----    ------------         -----            -----
                                               -----          -----    ------------         -----            -----

6.  NOTES PAYABLE:
    Notes payable consist of the following:

                                                                       DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                           1994          1995          1996
                                                                       ------------  ------------  -------------
                                                                                    (IN THOUSANDS)
Note payable, collateralized by 46% of the outstanding shares of common stock, and guaranteed by the Company's sole stockholder at
 December 31, 1995; interest at prime, interest and principal due and
 payable September 6, 1996; total credit facilities $1,500,000.......   $    1,500    $    1,500   $          --
Note payable, collateralized by 46% of the outstanding shares of common stock, and guaranteed by the Company's sole stockholder at
 December 31, 1995; interest at prime, interest and principal due and
 payable September 6, 1996; total credit facilities $1,500,000.......          500           900              --
Notes payable, guaranteed by the Company's sole stockholder at
 December 31, 1995, interest at 16% and principal due and payable at
 various dates in January, February, and March of 1996 (1)(2)........           --         2,100              --
Note payable, collateralized by 51% of the entire class of common stock; interest at 16%, interest payable monthly, principal due and payable September 20, 1996; total credit facilities $2,500,000
 (2).................................................................           --         1,900              --
Note payable, guaranteed by the Company's sole stockholder at
 December 31, 1995; interest at 53% with payments of principal due as follows: $200,000 on January 8, 1996, $300,000 on January 31, 1996
 and $200,000 on February 15, 1996 (1)(2)............................           --           700              --
Notes payable, unsecured, interest at 9% and principal due and payable upon demand; convertible to equity upon approval by both
 parties (2).........................................................           --           250              --

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  NOTES PAYABLE: (CONTINUED)

                                                                       DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                           1994          1995          1996
                                                                       ------------  ------------  -------------
                                                                                    (IN THOUSANDS)
Note payable, guaranteed by the Company's sole stockholder at
 December 31, 1995, interest at 50%, interest and principal due and
 payable June 21, 1996 (1)...........................................           --           100              --
Note payable, guaranteed by the Company's sole stockholder at
 December 31, 1995, interest at 50%, interest and principal due and
 payable June 22, 1996 (1)...........................................           --           100              --
Note payable, unsecured, interest at 35% and principal due and
 payable on January 10, 1996.........................................           --            75              --
Note payable, guaranteed by the Company's sole stockholder at
 December 31, 1995, interest at 50%, interest and principal due and
 payable July 11, 1996 (1)...........................................           --            70              --
Notes payable, unsecured, subordinated to all secured debt and any future lines of credit up to $2 million, interest at 18%, interest due and payable August 30, 1996, November 30, 1996, February 29,
 1997, and May 31, 1997; principal due and payable May 31, 1997......           --            --             750
                                                                       ------------  ------------  -------------
                                                                             2,000         7,695             750
Less current portion.................................................        1,500         7,695             750
                                                                       ------------  ------------  -------------
                                                                        $      500    $       --   $          --
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

------------------------

(1) The notes, excluding $100,000 allowed the holder to exchange the debt prior to April 30, 1996 for stock ownership equivalent to 5,667 shares for each $51,000 of notes payable outstanding as of the date of conversion. Approximately $2,631,000 of the notes, including principal and interest, were converted into 292,865 shares of Common Stock. See Note 10.
(2) During March and April 1996, the Company entered into subscription agreements to exchange the outstanding balance on certain notes on the date of conversion to common stock at a range between $1.32 and $5.00 per share. Approximately $2,868,200 of the notes, including principal and interest, were converted into 721,030 shares of Common Stock. See Note 10.
    Notes payable-related party consist of the following:

                                                                 DECEMBER 31,     DECEMBER 31,     SEPTEMBER 30,
                                                                     1994             1995             1996
                                                                ---------------  ---------------  ---------------
                                                                                 (IN THOUSANDS)
Note payable, uncollateralized; interest at 9%, interest
 payable on demand, principal due on demand...................     $     102        $     102               --
Note payable, uncollateralized; interest at 9%, interest
 payable on demand, principal due on demand...................            --              100               --
                                                                                                            --
                                                                       -----            -----
                                                                   $     102        $     202               --
                                                                                                            --
                                                                                                            --
                                                                       -----            -----
                                                                       -----            -----

    The prime rate was 8.5% at December 31, 1994 and 1995 and was 8.25% at September 30, 1996.

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  LEASES:
    The Company is obligated under various noncancelable leases for equipment and office space. Future minimum lease commitments under operating and capital leases were as follows as of September 30, 1996:

                                                                                       CAPITAL     OPERATING
YEAR                                                                                   LEASES       LEASES
-----------------------------------------------------------------------------------  -----------  -----------
                                                                                          (IN THOUSANDS)
Three months ended December 31, 1996...............................................   $      58    $      90
Year ended December 31, 1997.......................................................         155          365
Year ended December 31, 1998.......................................................          62           47
Year ended December 31, 1999.......................................................          27            7
                                                                                          -----        -----
                                                                                            302    $     509
                                                                                                       -----
                                                                                                       -----
Less: amount representing interest.................................................          45
                                                                                          -----
Present value of minimum lease payments............................................         257
Less: current portion..............................................................         164
                                                                                          -----
                                                                                      $      93
                                                                                          -----
                                                                                          -----

    Total rental expense was approximately $37,000 $66,100 and $147,900 for the years ended December 31, 1993, 1994 and 1995, respectively, and $109,200 (unaudited) and $164,900 for the nine months ended September 30, 1995 and 1996, respectively.

8.  COMMITMENTS:
    At September 30, 1996, the Company had contractual commitments to purchase certain inventory items totaling approximately $1,789,500.

9.  RELATED PARTY TRANSACTIONS:
    During February 1995, the Company entered into a Stock Purchase Option (the Option) with a former stockholder to repurchase the 19,215,686 shares of the then outstanding class of common stock held by the former stockholder for a purchase price of $2,500,000. The purchase price was subsequently reduced to $800,522. On November 30, 1995, the Company exercised the option and immediately retired the shares of treasury stock acquired. The exercise is reflected in the accompanying statement of stockholder's equity (deficit) for the year ended December 31, 1995. In addition, the $2.0 million included in notes payable-related party as of December 31, 1994 has been reclassified to notes payable to reflect the termination of the stockholder status in accordance with the exercise of the option. These notes were satisfied prior to September 30, 1996.

    During December 1995, the remaining stockholder borrowed $1,700,000 from the Company. This note accrues interest at 9% with interest payments being made on a monthly basis. The principal sum and any accrued interest thereon is due and payable in December 1997. The note is included in the accompanying financial statements as an increase in stockholders' deficit as of December 31, 1995. In addition, the stockholder loaned the Company $100,000 during December 1995. These notes, including interest, were satisfied prior to September 30, 1996.

10. COMMON STOCK, STOCK OPTIONS, AND WARRANTS:

    STOCK OPTIONS -- During 1995, the Company entered into option agreements with certain parties to purchase an aggregate of up to $701,000 worth of shares of common stock at the price to the public per share, in the event of an initial public offering of common stock of the Company, at an aggregate purchase price equal to $154,500. Subsequent to year-end, the Company terminated several agreements which reduced the aggregate shares subject to such options to $470,000, at an aggregate price equal to $39,000 as of April 30, 1996. The options were exercised during July 1996.

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. COMMON STOCK, STOCK OPTIONS, AND WARRANTS: (CONTINUED)
    SUBORDINATED NOTE -- On January 2, 1996, the Company issued (i) its 16% Subordinated Promissory Note due January 2, 1999 in the original principal amount of $1 million, and (ii) warrants to purchase 200,000 shares of Common Stock at an exercise price of $5.00 per share. The warrants terminate on the earlier to occur of: (i) thirty (30) days following the filing of a registration statement for an underwritten initial public offering of the Common Stock of the Company, (ii) thirty (30) days following an announcement of a change in control of the Company; or (iii) January 2, 1999. On August 27, 1996, the noteholder surrendered the Subordinated Promissory Note in exercise of the warrants.

    CORPORATE MERGER -- Pursuant to an Agreement and Plan of Merger (the Merger) dated January 9, 1996, Digital Lightwave, Inc., a California corporation merged into Digital Lightwave, Inc., a Delaware corporation, effective March 18, 1996. The merger increased the number of shares of common stock authorized from 1,000,000, no par value, to 80,000,000, $.0001 par value. In connection with the merger, the Company also authorized 20,000,000 shares of $.0001 par value preferred stock. Each share of outstanding common stock of the California corporation was converted into 3,921.5686 shares of common stock of the Delaware corporation. All applicable share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect these events.

    Effective July 25, 1996, the Board of Directors authorized an increase in the number of authorized shares of common stock from 80,000,000 shares to 200,000,000 shares.

    ISO EMPLOYEE STOCK OPTION PLAN -- The Company's 1996 Stock Option Plan (the Option Plan) became effective on March 5, 1996. A reserve of 5,000,000 shares of the Company's common stock has been established for issuance under the Option Plan. As of March 5, 1996, 410,103 options were granted at $5.00. As of December 5, 1996, an additional 839,934 options were granted at $9.00. The Option Plan will terminate on February 28, 2006, unless sooner terminated by the Board.

    SUBSCRIPTION AGREEMENTS -- The Company entered into subscription agreements (the Agreements) with certain noteholders for the issuance of an aggregate of 782,898 shares of common stock for the surrender of the outstanding balance on the notes (excluding certain accrued interest) of an aggregate of $4,074,000. Pursuant to the Agreements, the Company issued warrants to purchase 1,050,000 and 18,747 shares of common stock at an exercise price of $5.00 and $9.00 per share, respectively. The warrants expire on the earlier of (i) three years from their respective dates of issuance; (ii) thirty (30) days following the filing of a registration statement for an underwritten initial public offering of the common stock of the Company, or (iii) a change of control of the Company. As of September 30, 1996, 1,050,000 and 1,667 shares of Common Stock had been issued upon the exercise of warrants at a price of $5.00 and $9.00 per share, respectively.

    On May 29, 1996, the Company entered into a subscription agreement with an institutional investor for the issuance of 66,667 shares of common stock at a price of $18.00 per share. In the event that on or before May 23, 1997 the Company completes an initial public offering of its Common Stock, then the price of the shares shall be adjusted by: (i) payment by the stockholder to the Company in the amount equal to the excess, if any, over $18.00 per share of the price to the public per share times 75% (the 75% price), or by (ii) a payment by the Company to stockholder equal to the excess, if any, of $18.00 per share over the 75% price. The Company has recorded a liability of $400,000 as of September 30, 1996, based upon management's estimate of the expected payment to the institutional investor.

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. COMMON STOCK, STOCK OPTIONS, AND WARRANTS: (CONTINUED)
    PRIVATE PLACEMENT -- During the period March 13, 1996 through April 30, 1996, the Company sold 155,326 shares of common stock, par value $.0001 per share, at a price of $9.00 per share.

    REVERSE SPLIT -- On October 31, 1996, the Company effected a two for three reverse split of its outstanding Common Stock. All share amounts included herein have been adjusted to give historical effect to such reverse split for all periods presented.

11.  SIGNIFICANT CUSTOMERS

    For the nine months ended September 30, 1996, sales to three customers accounted for approximately 62% of total sales.

                                    GLOSSARY

    ADD/DROP - Adding is including a lower transmission rate signal in a higher transmission rate signal. For example, an OC-3 signal can be added to an OC-12 signal without altering the OC-3 signal. Dropping is removing a lower transmission rate signal from a higher transmission rate signal.

    ASYNCHRONOUS - Signals that are not generated from the same timing reference and are therefore not identical in frequency.

    ATM (ASYNCHRONOUS TRANSFER MODE) - An information transfer standard that is one of a general class of technologies that relay traffic by way of an address contained within the first five bytes of a standard 53-byte-long packet or cell. The ATM format can be used by many different information systems, including the public telecommunications network, WANs and LANs, to deliver traffic at varying rates, permitting the efficient delivery of enhanced data services and multimedia, which is a mix of voice, video and data.

    BANDWIDTH - The range of frequencies that can be transmitted through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium.

    BIT - A contraction of the term binary digit which represents a single digit of information expressed as a 0 or 1, high or low, or yes or no.

    BROADBAND - A communications system that can transmit large quantities of voice, data and video. Examples of broadband communication systems include DS-3, which can transmit 672 simultaneous voice conversations and higher speed fiber optic systems or a broadcast television station signal, which can transmit high resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.

    CAP (COMPETITIVE ACCESS PROVIDER) - A company that provides its customers with an alternative to the RBOC for local transport of private line, special access and interstate transport of telecommunications service.

    CROSS-CONNECT EQUIPMENT - Distribution system equipment used to terminate and administer communication circuits. In a wire cross connect, jumper wires or patch cords are used to make circuit connections. In an optical cross connect, fiber patch cords are used.

    DEMULTIPLEX - The process of separating two or more signals that were previously multiplexed.

    DIGITAL - A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies (both fiber and microwave) employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission)

    DS-1, DS-3 - Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-1 service has a bit rate of 1.544 Mbps and can transmit 24 simultaneous voice conversations. DS-3 service has a bit rate of 45 megabits per second and can transmit 672 simultaneous voice conversations.

    EMAIL OR ELECTRONIC MAIL - The transmission of memoranda and messages over a network. Users can send eMail to a single recipient or broadcast it to multiple users.

    ETHERNET - A protocol commonly used on LANs.

    ENHANCED DATA SERVICES - Products and services designed for the transport and delivery of integrated information to include voice, data and video and any combination thereof.

    FEAC (FAR END ALARM AND CONTROL) - A special sequence of bits which enable telecommunications service providers to control the functioning of a remote network element.

    FCC - Federal Communications Commission.

    FIBER OPTIC - A transmission medium consisting of a core of glass or plastic surrounded by a protective cladding, strengthening material and outer jacket which guides light pulses introduced into the fiber by a laser.

    FIRMWARE - Software that is contained permanently in a hardware device and which can be rewritten.

    GATE ARRAY - A circuit that has a number of logical circuits arranged in an array, or regular pattern, normally customized to suit a specific application.

    GIGABIT PER SECOND (GBPS) - One billion bits of information per second. The information carrying capacity (i.e., bandwidth) of a circuit may be measured in "gigabits per second."

    GRAPHICAL USER INTERFACE - A type of display format that enables the user to choose commands, start programs and see lists of files and other options by pointing to pictorial representations and lists of menu items on the screen.

    INTEGRATED   CIRCUIT   (MICROPROCESSOR)   -   A   series   of   miniaturized
interconnected electronic circuits inseparably associated within a silicon or geranium substitute.

    INTERNET - The name used to refer to the world's largest internetwork, consisting of thousands of networks joined by the Internet suite of protocols.

    IXC (INTEREXCHANGE CARRIER) - A company providing long distance services or service within local access and transport areas on an intrastate or interstate basis.

    KILOBIT PER SECOND (KBPS) - One thousand bits of information per second. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "kilobits per second."

    LAN (LOCAL AREA NETWORK) - A group of computers and other devices dispersed over a relatively limited area and connected by a communications link that enables any device to interact with any other on the network.

    LEGACY - Older generations of transmission technologies which continue to be utilized in telecommunications networks.

    LIGHTWAVE   -  Light  as  a  communication  signal  over  fiber-optic  cable travelling as discrete pulses, each representing one bit of digital information.

    LIGHTWAVE MANAGEMENT - Perception, evaluation, control and transmission of lightwave communications.

    MAPPING - A procedure of loading data into a group of bits of data (which are marked off with flags to indicate the beginning and end of the group) such that specific pieces of data can be located within the group of bits by network equipment.

    MEGABIT PER SECOND (MBPS) - One million bits of information per second. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second."

    MULTIPLEX - The process of combining two or more signals for transmission over the same circuit or channel at the same time.

    NETWORK ELEMENT - A functional entity in a network, such as a multiplexer, a switch interface or a digital cross-connect.

    NETWORK PROTOCOL PROCESSORS (NPPS) - Modular hardware platforms for the processing of various ranges of bandwidths and protocols.

    NETWORK PROTOCOL TRANSLATORS (NPTS) - Modular gate arrays that supply discrete network information from signals at specific bandwidths and on specific protocols.

    NON-BLOCKING SWITCH MATRIX - An internal switch in a system that has the ability to switch multiple transmissions to different circuits simultaneously without causing congestion internally in the switch.

    NON-VOLATILE MEMORY - A type of memory that does not lose its content when power is turned off or lost. It can be used as a virtual hard disk.

    OC-1, OC-3, OC-3C, OC-12, OC-48 - Optical carrier signaling rates, measured in bits transmitted per second. The basic rate for OC-1 is 51.840 Mbps. All higher levels are direct multiples of OC-1 (e.g., OC-12 = 12 times 51.840 Mbps)

    OEM (ORIGINAL EQUIPMENT MANUFACTURER) - The customer of a component manufacturer, which integrates the components into the products sold by the customer in the ordinary course of its business.

    OVERHEAD - Information carried in network transmissions, other than payload,
including  routing  information,  error-checking   characters  and  status   and
operational information.

    PAYLOAD - User transmitted data, including voice, data and/or video content, which may include network management and accounting information.

    PCMCIA (PERSONAL COMPUTER MEMORY CARD INTERNATIONAL ASSOCIATION) CARD - A credit card sized card that plugs directly into a computer. The card can have many different functions, such as providing additional memory, modem capabilities, LAN connections, and interfaces.

    PDH (PLESIOCHRONOUS DIGITAL HIERCHY) - Two or more signals that are not generated from the same timing reference but are nominally at the same frequency to a defined degree of precision.

    PROTOCOL - A specific set of rules, procedures or conventions relating to the format and timing of data transmission between two devices.

    RAM - Random access memory.

    RBOCS (REGIONAL BELL OPERATING COMPANIES) - The seven local telephone companies (formerly part of AT&T) established by court decree in 1982.

    REMOTE ACCESS AGENT - A product of the Company designed to be distributed throughout a network to provide network operators with real-time information concerning the network segments where the Remote Access Agent has been installed. This product can be centrally monitored and administered.

    SDH (SYNCHRONOUS DIGITAL HIERARCHY) - An electronics and network architecture utilized on most continents other than North America for variable bandwidth products which enables transmission of voice, video and data (multimedia) at very high speeds.

    SOFTWARE CALIBRATION - Calibration of equipment using software functions that measure and adjust through software controllable parameters.

    SONET (SYNCHRONOUS OPTICAL NETWORK TECHNOLOGY) - An electronics and network architecture utilized primarily in North America for variable-bandwidth products which enables transmission of voice, video, and data (multimedia) at very high speeds.

    SWITCH - A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

    SWITCH MATRIX - A series of gate arrays which provide for the routing of signals from one circuit path to another.

    T-CARRIER OR T-1 OR T-3 - Insulated copper wire cables which carry electrically transmitted digital signals. A T-1 cable carries a DS-1 signal (1.544 Mbps), and a T-3 cable carries a DS-3 signal (45 Mbps). Also, a generic name for any of several digitally multiplexed carrier systems originally designed to carry digitalized voice signals.

    TEST INSTRUMENTS - Equipment that measures the conditions of a signal on a fiber or metallic cable, which measures level, frequencies and faults in signal information.

    UTP (UNSHIELDED TWISTED PAIR) - A type of cable that is common for telephone and data traffic to the end user.

    VIRTUAL SWITCHING PRODUCT - A product the Company plans to develop which will provide connections among end systems on demand.

    WAN (WIDE AREA NETWORK) - A group of LANs dispersed over a relatively wide area and interconnected on dedicated telecommunication lines.

    WEB OR WORLD WIDE WEB OR WWW - An Internet network that links documents by providing hypertext links from server to server. It allows a user to jump from document to related document no matter where it is stored on the internet. World Wide Web client programs, or Web browsers, allow users to "browse" the Web.

-------------------------------------------
                                     -------------------------------------------

      NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY
UNDERWRITER.  THIS  PROSPECTUS  DOES  NOT  CONSTITUTE  AN  OFFER  TO  SELL  OR A
SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 --------------

                               TABLE OF CONTENTS

                                    PAGE
                                    -----
Prospectus Summary.............           3
Risk Factors...................           7
Use of Proceeds................          12
Dividend Policy................          12
Capitalization.................          13
Dilution.......................          14
Selected Financial Data........          15
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations...................          16
Business.......................          20
Management.....................          30
Principal and Selling
  Stockholders.................          35
Certain Transactions...........          36
Description of Capital Stock...          37
Shares Eligible For Future
  Sale.........................          40
Underwriting...................          41
Notice to Canadian Residents...          42
Legal Matters..................          43
Experts........................          43
Additional Information.........          43
Index to Financial
  Statements...................         F-1
Glossary.......................         G-1

                                 --------------

      UNTIL MARCH 3, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                     [LOGO]

                                4,600,000 SHARES
                                  COMMON STOCK
                               ($.0001 PAR VALUE)

                              P R O S P E C T U S

                           CREDIT SUISSE FIRST BOSTON
                                  FURMAN SELZ

-------------------------------------------
                                     -------------------------------------------